SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
 OF THE SECURITIES AND EXCHANGE ACT OF 1934
ZAIS Group Holdings, Inc.
 (Name of the Issuer)
Christian Zugel
Z Acquisition LLC
 (Names of Person(s) Filing Statement)
Class A Common Stock, par value $0.0001 per share
 (Title of Class of Securities)
98887G106
 (CUSIP Number of Class of Securities)
Christian Zugel
Two Bridge Avenue, Suite 322
Red Bank, NJ 07701
 (732) 530-3610
(Name, Address, and Telephone Numbers of Person Authorized to
 Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:
Warren S. de Wied John Liftin Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000

This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐
Check the following box if the filing is a final amendment reporting the results of the transaction:☐
Calculation of Filing Fee
Transaction valuation*	Amount of filing fee**
$26,000,000	$3,237

*Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate purchase price to be paid by Z Acquisition to acquire 6,500,000 Class A Common Stock of ZAIS Group Holdings, Inc.
** The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying the aggregate transaction valuation by 0.0001245.
☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Christian Zugel, a citizen of the Federal Republic of Germany (“Mr. Zugel”); and (ii) Z Acquisition LLC, a Delaware limited liability company (“Z Acquisition”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Share Purchase Agreement, dated September 5, 2017 (as it may be amended from time to time, the “Share Purchase Agreement”), by and among Mr. Zugel, Z Acquisition and Ramguard LLC (successor by conversion to and formerly known as d.Quant Special Opportunities Fund, L.P.) (“Ramguard”). Pursuant to the Share Purchase Agreement, Z Acquisition will acquire (the “Share Purchase”) 6,500,000 shares of Class A common stock, par value $0.0001 per share (“Class A Shares”), of ZAIS Group Holdings, Inc. (formerly known as HF2 Financial Management Inc.), a Delaware corporation (the “Company”), held by Ramguard (the “Target Shares”). Mr. Zugel, the Company’s Chairman and Chief Investment Officer, is the sole managing member of Z Acquisition. The aggregate consideration to be paid to Ramguard is $26 million, or $4.00 per Target Share, payable as follows:

•
At the closing of the purchase of the Target Shares, Z Acquisition will make a cash payment of $5 million and issue a note (the “Promissory Note”) in the principal amount of $13 million with an interest rate of 8% per annum, payable quarterly in cash, and a maturity date of December 31, 2019, in each case, to Ramguard; and

•
On or before each of January 30, 2018 and April 30, 2018, Mr. Zugel will make a cash payment of $5 million and $3 million, respectively, to Ramguard, in each case together with interest in the amount of $125,000.

No approval of the board of directors of the Company (the “Board”) or vote of stockholders of the Company is necessary in connection with the execution, delivery or performance of the Share Purchase Agreement.

On September 5, 2017, following the execution and delivery of the Share Purchase Agreement, Mr. Zugel delivered a letter to the special committee of the Board (the “Special Committee”) in connection with the possible negotiated acquisition of the remaining issued and outstanding Class A Shares not held by Mr. Zugel and his affiliates by way of a merger at a price of $4.00 per Class A Share (the “Take Private Transaction”). The filing persons’ proposal for the Take Private Transaction is irrevocably conditioned upon the approval of the Take Private Transaction by the Special Committee and by a majority of the issued and outstanding Class A Shares not held by the filing persons and their affiliates and the executive officers and other affiliates of the Company.

On November 16, 2017, counsel to the Special Committee advised counsel to Mr. Zugel and Z Acquisition that the Special Committee, after consulting with its legal and financial advisers, had determined that the price of $4.00 per Class A Share proposed by Mr. Zugel and Z Acquisition was inadequate. Counsel to the Special Committee communicated a counterproposal with respect to a Take Private Transaction at $4.30 per Class A Share. On November 20, 2017, counsel to Mr. Zugel and Z Acquisition conveyed to counsel to the Special Committee that Mr. Zugel and Z Acquisition were prepared to increase their offer to $4.10 per Class A Share, and that that price represents Mr. Zugel and Z Acquisition’s final offer.

As of the date hereof, the filing persons have not reached a definitive agreement with the Company with respect to a Take Private Transaction, and there can be no assurance that the parties will reach an agreement or that any Take Private Transaction will be consummated. However, the Share Purchase may be deemed to constitute a step towards the consummation of the Take Private Transaction or towards one or more other transactions that may constitute a “Rule 13e-3 transaction” under the rules and regulations of the SEC pursuant to the Exchange Act. Accordingly, the consummation of the Share Purchase is conditioned upon, among other things, the filing of a Rule 13e-3 Transaction Statement with the SEC and the provision to holders of Class A Shares not less than 20 business days prior to the consummation of the Share Purchase of the disclosures required by Rule 13e-3 and Schedule 13E-3 under the Exchange Act.

Attached as exhibit (a) is an Information Statement that provides disclosure concerning the Share Purchase and the proposed Take Private Transaction. A copy of the Share Purchase Agreement is attached as Annex A to the Information Statement. The Information Statement provides the information called for by Items 1 to 15 of Schedule 13E-3. The cross-references listed below show where in the Information Statement the information called for by the Items of Schedule 13E-3 is provided. The Information Statement, including all annexes, is hereby expressly incorporated herein by reference and the responses to each Item of Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement, including annexes. As of the date hereof, the Information Statement is in preliminary form and subject to completion or amendment.

ITEM 1. SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

ITEM 2. SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)	Name and Address.

The subject company is ZAIS Group Holdings, Inc. The address of its principal executive offices is Two Bridge Avenue, Suite 322, Red Bank, NJ 07701. The phone number of its principal executive offices is (732) 530-3610.

(b)	Securities. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

(c)	Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Comparative Market Price Data”

(d)	Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Dividends”

(e)	Prior Public Offerings. None

(f)	Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Transactions in the Class A Shares”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a)	Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—The Parties”

(b)	Business and Background of Entities. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—The Parties”

(c)	Business and Background of Natural Persons. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—The Parties”

(d)	Tender offer. Not applicable.

ITEM 4. TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors”

“Terms of the Transactions”

Annex A: Share Purchase Agreement

(b)	Purchases. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors”

“Terms of the Transactions”

Annex A: Share Purchase Agreement

(c)	Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Terms of the Transactions”

Annex A: Share Purchase Agreement

(d)	Appraisal Rights. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Terms of the Transactions—Dissenters’ Rights”

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Terms of the Transactions—Interests of Certain Persons in the Transactions”

“Related Party Transactions”

“Transactions in the Class A Shares”

(b)	Significant Corporate Events. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background”

“Terms of the Transactions—Interests of Certain Persons in the Transactions”

“Related Party Transactions”

Annex A: Share Purchase Agreement

(c)	Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background”

“Terms of the Transactions—Interests of Certain Persons in the Transactions”

“Related Party Transactions”

Annex A: Share Purchase Agreement

(d)	Conflicts of Interest. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Background”

“Terms of the Transactions—Interests of Certain Persons in the Transactions”

“Related Party Transactions”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Terms of the Transactions—Interests of Certain Persons in the Transactions”

“Special Factors—Background”

“Transactions in the Class A Shares”

“Related Party Transactions”

Annex A: Share Purchase Agreement

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(a)	Purposes. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Special Factors—Purposes of, and Reasons for, the Transactions”

(b)	Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Transactions”

“Special Factors— Purposes of, and Reasons for, the Transactions”

“Special Factors—Plans or Proposals after the Transactions”

Annex A: Share Purchase Agreement

(c)	Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Transactions”

“Special Factors—Purposes of, and Reasons for, the Transactions”

“Special Factors—Plans or Proposals after the Transactions”

“Special Factors—Interests of Certain Persons in the Transactions”

(d)	Subject company negotiations. Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors”

“Terms of the Transactions—General”

Annex A: Share Purchase Agreement

(b)	Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Background”

“Special Factors—Purposes of, and Reasons for, the Transactions”

“Special Factors—Fairness of the Transactions”

“Special Factors—Benefits and Detriments of the Transactions to the Company, the Unaffiliated Security Holders, and the Affiliates”

(c)	Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Purposes of, and Reasons for, the Transactions”

“Special Factors—Fairness of the Transactions”

(d)	Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors”

“Terms of the Transactions—Interests of Certain Persons in the Transactions”

“Terms of the Transactions—Material U.S. Federal Income Tax Consequences”

“Terms of the Transactions—Accounting Treatment”

Annex A: Share Purchase Agreement

ITEM 8. FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a)	Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Purposes of, and Reasons for, the Transactions”

“Special Factors—Fairness of the Transactions”

“Terms of the Transactions—Interests of Certain Persons in the Transactions”

(b)	Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background”

“Special Factors—Purposes of, and Reasons for, the Transactions”

“Special Factors—Fairness of the Transactions”

“Special Factors—Fairness Report, Opinion, or Appraisal”

“Terms of the Transactions—Interests of Certain Persons in the Transactions”

(c)	Approval of Security Holders. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Terms of the Transactions—Dissenters’ Rights”

(d)	Unaffiliated Representative. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Special Factors—Fairness of the Transactions”

(e)	Approval of Directors. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Special Factors—Fairness of the Transactions”

(f)	Other Offers. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background”

“Special Factors—Purposes of, and Reasons for, the Transactions”

“Special Factors—Fairness of the Transactions”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a)	Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Purposes of, and Reasons for, the Transactions”

“Special Factors—Fairness of the Transactions”

“Special Factors—Fairness Report, Opinion, or Appraisal”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Background”

“Special Factors—Fairness Report, Opinion or Appraisal”

(c)	Availability of Documents. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Fairness Report, Opinion, or Appraisal”

“Where You Can Find More Information”

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a)	Source of Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Terms of the Transactions—General”

“Terms of the Transactions—Funding of the Transactions”

(b)	Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Terms of the Transactions—General”

“Terms of the Transaction—Funding of the Transactions”

(c)	Expenses. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Terms of the Transaction—Expenses of the Transactions”

(d)	Borrowed Funds. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Terms of the Transaction—Funding of the Transactions”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Terms of the Transaction—Interests of Certain Persons in the Transactions”

“Security Ownership of Certain Beneficial Owners and Management”

(b)	Securities Transactions. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Transactions in the Class A Shares”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(a)	Solicitation or recommendation. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background”

“Special Factors—Purposes of, and Reasons for, the Transactions”

“Special Factors—Fairness of the Transactions”

(b)	Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background”

“Special Factors—Purposes of, and Reasons for, the Transactions”

“Special Factors—Fairness of the Transactions”

(c)	Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(d)	Recommendation of Others. Not applicable.

ITEM 13. FINANCIAL INFORMATION

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Financial Information”

“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a)	Solicitations or Recommendations. Not applicable.

(b)	Employees and Corporate Assets. Not applicable.

ITEM 15. ADDITIONAL INFORMATION

Regulation M-A Item 1011

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Terms of the Transactions—Regulatory Approvals Relating to the Transactions”

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Regulation M-A Item 1016

Exhibit

No.	Description

(a)	Information Statement dated November [●], 2017

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 21, 2017

CHRISTIAN ZUGEL

/s/ Christian Zugel
Christian Zugel

Z Acquisition LLC

By:	/s/ Christian Zugel
	Name:	Christian Zugel
	Title:	Managing Member

Exhibit (a)

INFORMATION STATEMENT

This Information Statement is being furnished to you by Christian Zugel (“Mr. Zugel”) and Z Acquisition LLC, a Delaware limited liability company (“Z Acquisition”), of which Mr. Zugel is the sole managing member, in connection with a Share Purchase Agreement, entered into on September 5, 2017 (the “Share Purchase Agreement”), among Z Acquisition, Mr. Zugel, and Ramguard LLC (successor by conversion to and formerly known as d.Quant Special Opportunities Fund, L.P.), a Delaware limited liability company (“Ramguard”), whereby Z Acquisition will acquire (the “Share Purchase”) 6,500,000 shares of Class A common stock, par value $0.0001 per share (“Class A Shares”), of ZAIS Group Holdings, Inc. (formerly known as HF2 Financial Management Inc.), a Delaware corporation (the “Company”), held by Ramguard (the “Target Shares”). The aggregate consideration to be paid to Ramguard is $26 million, or $4.00 per Target Share, payable as follows:

•
At the closing of the purchase of the Target Shares, Z Acquisition will make a cash payment of $5 million and issue a note (the “Promissory Note”) in the principal amount of $13 million with an interest rate of 8% per annum, payable quarterly in cash, and a maturity date of December 31, 2019, in each case, to Ramguard; and

•
On or before each of January 30, 2018 and April 30, 2018, Mr. Zugel will make a cash payment of $5 million and $3 million, respectively, to Ramguard, in each case together with interest in the amount of $125,000.

The Share Purchase Agreement also provides that if, within one year after execution of the Share Purchase Agreement, Z Acquisition, Mr. Zugel, or any of their respective controlled affiliates enters into a definitive agreement with the Company or commences a tender offer recommended by the board of directors of the Company (the “Board”) for a Take Private Transaction (as defined below) at a price per share in excess of $4.00, each of the cash consideration amounts paid or payable to Ramguard and the initial principal amount of the Promissory Note will be adjusted on a pro rata basis, such that Ramguard shall have received (or be entitled to receive) such greater per share consideration amount. A similar adjustment in the price payable for the Target Shares will be made if, within one year after execution of the Share Purchase Agreement, there is a change-in-control transaction or sale of a majority or more of the Class A Shares at a price per share in excess of $4.00.

No approval of the Board or vote of stockholders of the Company is necessary in connection with the execution, delivery or performance of the Share Purchase Agreement.

Mr. Zugel is (i) the founder of ZAIS Group, LLC, the Company’s operating subsidiary (“ZAIS Group”); (ii) the holder, in his capacity as voting trustee of the Class B Voting Trust, a trust the beneficiaries of which are members of Mr. Zugel’s family (the “Class B Voting Trust”), of 100% of the Company’s Class B Common Stock, par value $.000001 per share (the “Class B Shares”) (which provides Mr. Zugel effective voting control over matters put to a vote of the Company’s stockholders, including the election of directors); (iii) the Chairman of the Board; (iv) the Company’s Chief Investment Officer; and (v) the managing member of Z Acquisition. Mr. Zugel is also the owner of 3,325,000 Class A Units (the “Class A Units”) of ZAIS Group Parent, LLC (“ZGP”), the Company’s majority owned subsidiary, which are exchangeable, under certain circumstances, for, at the Company’s option, cash, Class A Shares (on a one-for-one basis), or a combination of the two, and family members and affiliates of Mr. Zugel own an additional 3,675,000 Class A Units of ZGP that are also so exchangeable under certain circumstances. As a result of the Share Purchase, Mr. Zugel and Z Acquisition will own in the aggregate 6,800,000 Class A Shares, representing approximately 46.72% of the outstanding Class A Shares, not including Class A Shares potentially issuable upon exchange of Class A Units.

On September 5, 2017, following the execution and delivery of the Share Purchase Agreement, Mr. Zugel delivered a letter to the special committee of the Board (the “Special Committee”) in connection with the possible negotiated acquisition of the remaining issued and outstanding Class A Shares by way of a merger at a price of $4.00 per Class A Share (the “Take Private Transaction”). Mr. Zugel and Z Acquisition’s proposal for the Take Private Transaction is irrevocably conditioned upon the approval of the Take Private Transaction by the Special Committee and by a majority of the issued and outstanding Class A Shares not held by Mr. Zugel and Z Acquisition and their affiliates and the executive officers and other affiliates of the Company.

On November 16, 2017, counsel to the Special Committee advised counsel to Mr. Zugel and Z Acquisition that the Special Committee, after consulting with its legal and financial advisers, had determined that the price of $4.00 per Class A Share proposed by Mr. Zugel and Z Acquisition was inadequate. Counsel to the Special Committee communicated a counterproposal with respect to a Take Private Transaction at $4.30 per Class A Share. On November 20, 2017, counsel to Mr. Zugel and Z Acquisition conveyed to counsel to the Special Committee that Mr. Zugel and Z Acquisition were prepared to increase their offer to $4.10 per Class A Share, and that that price represents Mr. Zugel and Z Acquisition’s final offer.

As of the date hereof, Mr. Zugel and Z Acquisition have not reached a definitive agreement with the Company with respect to a Take Private Transaction, and there can be no assurance that the parties will reach an agreement or that any Take Private Transaction will be consummated. However, the Share Purchase may be deemed to constitute a step towards the consummation of the Take Private Transaction or towards one or more other transactions that may constitute a “Rule 13e-3 transaction” under the rules and regulations of the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the consummation of the Share Purchase is conditioned upon, among other things, the filing of a Rule 13e-3 Transaction Statement with the SEC and the provision to holders of Class A Shares not less than 20 business days prior to the consummation of the Share Purchase of the disclosures required by Rule 13e-3 under the Exchange Act. This Information Statement is being provided to holders of Class A Shares in order to satisfy the requirements of Rule 13e-3 in connection with the consummation of the Share Purchase.

NO VOTE OR ACTION OF THE HOLDERS OF CLASS A SHARES OF THE COMPANY IS REQUIRED OR REQUESTED IN CONNECTION WITH THE SHARE PURCHASE.

The Share Purchase will take effect on the third (3rd) business day after all of the conditions set forth in the Share Purchase Agreement have been satisfied or waived (other than those conditions that by their terms are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or such other date as Z Acquisition and Ramguard shall agree in writing. Ramguard may terminate the Share Purchase Agreement if the closing does not occur within one hundred fifty (150) days from September 5, 2017.

Although this Information Statement includes certain information regarding the proposed Take Private Transaction, as of the date hereof Mr. Zugel and Z Acquisition have not reached an agreement with the Company with respect to the Take Private Transaction, and there can be no assurance that the parties will reach an agreement or that any Take Private Transaction will be consummated. If the parties reach an agreement with respect to the Take Private Transaction, this Information Statement will be amended or supplemented to provide additional disclosures, or will be superseded by a proxy statement relating to the Take Private Transaction. Holders of Class A Shares are not being asked to approve, or take any other action with respect to, the Take Private Transaction at this time.

Z Acquisition and Mr. Zugel will pay the expenses of furnishing this Information Statement, including filing fees and the cost of preparing, assembling, and mailing this Information Statement.

This Information Statement is being sent or given on or about [●], 2017 to holders of Class A Shares.

You are urged to read the Information Statement in its entirety for a description of the Share Purchase and the related transactions.

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has passed upon, approved, or disapproved of the Share Purchase or the accuracy or adequacy of the information in the accompanying Information Statement. Any representation to the contrary is a criminal offense.

THE ATTACHED INFORMATION STATEMENT IS FOR INFORMATIONAL PURPOSES ONLY.

The date of this Information Statement is November [●], 2017.

This Information Statement is subject to completion.

SUMMARY TERM SHEET

The following summary highlights and provides an overview of the transactions discussed in this Information Statement and may not present all the information that is important to you. The summary also contains cross-references to the more detailed discussions elsewhere in the Information Statement. You should carefully read this entire Information Statement and the attached annex.

This Information Statement uses the term the “Company” to refer to ZAIS Group Holdings, Inc. (formerly known as HF2 Financial Management Inc.), a Delaware corporation.

The Parties

Ramguard LLC

Ramguard LLC is a Delaware limited liability company formed in June 2015 upon the conversion of d.Quant Special Opportunities Fund, L.P. from a Delaware limited partnership into a Delaware limited liability company (“Ramguard”). Ramguard is a private investment fund. Neil Ramsey, a citizen of the United States (“Mr. Ramsey”), is the manager of Ramguard. Ramguard is the beneficial owner of 9,207,056 shares of Class A common stock, par value $0.0001 per share (“Class A Shares”), of the Company, representing approximately 63.6% of the Company’s outstanding Class A Shares. Mr. Ramsey is the beneficial owner of 9,585,287 Class A Shares, or approximately 66.2% of the Company’s outstanding Class A Shares, consisting of (i) 9,207,056 Class A Shares held by Ramguard and (ii) 378,231 Class A Shares held by NAR Special Global, LLC (“NAR”), of which Mr. Ramsey is the managing member. At the closing of the Share Purchase (as defined below), Ramguard will sell, transfer, and assign 6,500,000 Class A Shares (the “Target Shares”) to Z Acquisition LLC.

Z Acquisition LLC

Z Acquisition LLC, a Delaware limited liability company (“Z Acquisition”), was formed for the primary purpose of entering into the Share Purchase Agreement (as defined below) and acquiring the Target Shares. At the closing of the Share Purchase (as defined below), Z Acquisition will acquire 6,500,000 Class A Shares, representing approximately 44.66% of the Company’s outstanding Class A Shares. For more information, see “Security Ownership of Certain Beneficial Owners and Management.” Z Acquisition has not engaged in any business or operations except in furtherance of the Share Purchase and the Take Private Transaction (as defined below).

The business address of Z Acquisition is Two Bridge Avenue, Suite 322, Red Bank, NJ 07701. The business telephone number of Z Acquisition is (732) 530-3610.

Z Acquisition has not been convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

Z Acquisition has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Christian Zugel

Christian Zugel, a citizen of the Federal Republic of Germany (“Mr. Zugel”), is (i) the founder of ZAIS Group, LLC, the Company’s operating subsidiary (“ZAIS Group”); (ii) the holder, in his capacity as voting trustee of the Class B Voting Trust, a trust the beneficiaries of which are members of Mr. Zugel’s family (the “Class B Voting Trust”), of 100% of the Company’s Class B Common Stock, par value $.000001 per share (the “Class B Shares”) (which provides Mr. Zugel effective voting control over matters put to a vote of the Company’s stockholders, including the election of directors); (iii) the Chairman of the Board of Directors of the Company (the “Board”); (iv) the Company’s Chief Investment Officer; and (v) the sole managing member of Z Acquisition. Mr. Zugel is also the owner of 3,325,000 Class A Units (the “Class A Units”) of ZAIS Group Parent, LLC (“ZGP”), the Company’s majority owned subsidiary, which are exchangeable, under certain circumstances, for, at the Company’s option, cash, Class A Shares (on a one-for-one basis), or a combination of the two, and family members and affiliates of Mr. Zugel own an additional 3,675,000 Class A Units of ZGP that are also so exchangeable under certain circumstances. As a result of the Share Purchase, Mr. Zugel and Z Acquisition will own in the aggregate 6,800,000 Class A Shares, representing approximately 46.72% of the outstanding Class A Shares, not including Class A Shares potentially issuable upon exchange of Class A Units.

The business address of Mr. Zugel is Two Bridge Avenue, Suite 322, Red Bank, NJ 07701. The business telephone number of Mr. Zugel is (732) 530-3610.

Mr. Zugel has not been convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

Mr. Zugel has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Overview of the Transactions

The Share Purchase Agreement

On September 5, 2017, Z Acquisition and Mr. Zugel entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Ramguard to acquire the Target Shares (the “Share Purchase”) for an aggregate purchase price of $26 million, or $4.00 per Target Share, payable in the manner set forth below:

•
On the closing, Z Acquisition will make a cash payment of $5 million and issue a note (the “Promissory Note”) in the principal amount of $13 million with an interest rate of 8% per annum, payable quarterly in cash, and a maturity date of December 31, 2019, in each case, to Ramguard; and

•
On or before each of January 30, 2018 and April 30, 2018, Mr. Zugel will make a cash payment of $5 million and $3 million, respectively, to Ramguard, in each case together with interest in the amount of $125,000.

The Share Purchase Agreement also provides that if, within one year after execution of the Share Purchase Agreement, Z Acquisition, Mr. Zugel, or any of their respective controlled affiliates enters into a definitive agreement with the Company or commences a tender offer recommended by the Board for a Take Private Transaction at a price per share in excess of $4.00, each of the cash consideration amounts paid or payable to Ramguard and the initial principal amount of the Promissory Note will be adjusted on a pro rata basis, such that Ramguard shall have received (or be entitled to receive) such greater per share consideration amount. A similar adjustment in the price payable for the Target Shares will be made if, within one year after execution of the Share Purchase Agreement, there is a change-in-control transaction or sale of a majority or more of the Class A Shares at a price per share in excess of $4.00.

Conditions to the Closing of the Share Purchase

The completion of the Share Purchase is subject to customary closing conditions. In addition, the Share Purchase is conditioned on the applicable waiting periods under Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Schedule 13E‑3 having expired.

Termination

Ramguard may terminate the Share Purchase Agreement if the closing of the transactions contemplated therein does not occur by February 2, 2018, i.e., within 150 days from the date of the Share Purchase Agreement.

The Share Purchase Agreement is attached to this Information Statement as Annex A. For more information, see “Terms of the Transactions—General.”

The Promissory Note and Pledge Agreement

As collateral for the obligations of Z Acquisition under the Promissory Note, Ramguard will be granted a security interest over (a) all of the equity securities of Z Acquisition, (b) all of the Class A Units of ZGP owned by Mr. Zugel, and (c) all of the equity securities of the Company and its subsidiaries held directly or indirectly by Z Acquisition, Mr. Zugel and/or any entity wholly owned by Z Acquisition or Mr. Zugel. In the event that Mr. Zugel or any entity (other than Z Acquisition) wholly owned, directly or indirectly, by Mr. Zugel acquires any shares of the Company other than the Target Shares, Mr. Zugel will cause such entity to become subject to the terms of the Promissory Note to the same extent as Z Acquisition and to provide collateral with the same obligations (including pledging obligations) as Z Acquisition.

Additionally, after consummation of a Take Private Transaction, Z Acquisition has agreed to cause the Company and its subsidiaries not to consummate any sale of material assets for a price in excess of $2.5 million, and/or make any compensatory payments or distributions to Mr. Zugel in excess of his base salary; provided, however, that Ramguard’s prior written consent will not be required if an amount equal to the net, after-tax cash proceeds of any such sale of assets will be distributed by the Company and or its subsidiaries to their equity owners and an amount equal to the net, after-tax proceeds of any such sale of assets or compensatory payment or distribution received by any of Z Acquisition, Mr. Zugel or any of their controlled affiliates (other than the Company and its subsidiaries) will be used by Z Acquisition to repay outstanding principal under the Promissory Note. In addition, after consummation of a Take Private Transaction, the terms of the Promissory Note stipulate that Z Acquisition will not (i) enter into any agreement that would cause a change-in-control transaction or sale of a majority or more of the Class A Shares or (ii) make any distributions to its equity owners other than tax distributions until such time that the unpaid principal and any accrued and unpaid interest under the Promissory Note has been paid off.

In the event Mr. Zugel at any time is no longer an employee or officer of the Company, or is no longer the controlling stockholder of the Company and/or Z Acquisition, the unpaid principal and accrued and unpaid interest under the Promissory Note will become immediately due and payable. For more information, see “Terms of the Transactions—General.”

The Take Private Transaction

 On September 5, 2017, following the execution and delivery of the Share Purchase Agreement, Mr. Zugel delivered a letter to the special committee of the Board (the “Special Committee”) in connection with the possible negotiated acquisition of the remaining issued and outstanding Class A Shares by way of a merger at a price of $4.00 per Class A Share (the “Take Private Transaction”). Mr. Zugel and Z Acquisition’s proposal for the Take Private Transaction is irrevocably conditioned upon the approval of the Take Private Transaction by the Special Committee and by a majority of the issued and outstanding Class A Shares not held by (i) any member of the Buyer Group (as defined below), any director or executive officer of the Company, or any affiliate of any of the foregoing persons and (ii) Ramguard or any of its affiliates.

On October 5, 2017, counsel to Mr. Zugel and Z Acquisition delivered to representatives of the Company and the Special Committee a draft agreement and plan of merger with respect to the Take Private Transaction (as subsequently revised, the “Draft Merger Agreement”). On October 26, 2017, representatives of the Company and counsel to the Special Committee provided comments on the Draft Merger Agreement. On November 16, 2017, counsel to the Special Committee advised counsel to Mr. Zugel and Z Acquisition that the Special Committee, after consulting with its legal and financial advisers, had determined that the price of $4.00 per Class A Share proposed by Mr. Zugel and Z Acquisition was inadequate. Counsel to the Special Committee communicated a counterproposal by the Special Committee for a Take Private Transaction by Mr. Zugel and Z Acquisition at a price of $4.30 per Class A Share. On November 20, 2017, counsel to Mr. Zugel and Z Acquisition conveyed to counsel to the Special Committee the response of Mr. Zugel and Z Acquisition to the Special Committee’s November 16, 2017 counterproposal. Counsel to Mr. Zugel and Z Acquisition reported that Mr. Zugel and Z Acquisition were prepared to increase their offer to $4.10 per Class A Share, and that that price represents Mr. Zugel and Z Acquisition’s final offer.

As of the date hereof, Mr. Zugel and Z Acquisition have not reached a definitive agreement with the Company with respect to a Take Private Transaction, and there can be no assurance that the parties will reach an agreement or that any Take Private Transaction will be consummated. The description of the proposed terms of the Take Private Transaction contained in this Information Statement reflects the terms set forth in the Draft Merger Agreement, as revised to reflect the proposal of Mr. Zugel and Z Acquisition communicated on November 20, 2017. If the parties reach a definitive agreement with respect to a Take Private Transaction, this Information Statement will be amended and supplemented, or will be superseded by a proxy statement with respect to the Take Private Transaction, to reflect the material terms of the definitive agreement.

The Draft Merger Agreement contemplates that the parties to the Draft Merger Agreement would be Z Acquisition, the Company and a new, wholly owned subsidiary of the Company organized under the laws of the State of Delaware. At the effective time of the merger contemplated by the Draft Merger Agreement (the “Merger”), each Class A Share (other than (i) Class A Shares owned by Mr. Zugel, Z Acquisition, any member of Mr. Zugel’s family, any trust for members of Mr. Zugel’s family, and Mr. Zugel’s former spouse (collectively, the “Buyer Group”), (ii) any Target Shares, (iii) any Class A Shares as to which the holder is entitled to demand, and properly demands, appraisal of such Class A Shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the Delaware General Corporation Law, and (iv) any Class A Shares held in the Company’s treasury) would be converted into the right to receive $4.10 per share, in cash (the “Merger Consideration”). At the effective time, all Company restricted stock units outstanding immediately prior to the effective time (whether vested or unvested) would terminate and be cancelled and converted into the right to receive, in respect of each Class A Share underlying such restricted stock unit, an amount in cash equal to the Merger Consideration, less applicable taxes required to be withheld with respect to such payment. The funds required to consummate the Merger would be obtained from the Company’s existing cash and cash equivalents at the time of the Merger.

Under the Draft Merger Agreement, the obligation of each of the parties to consummate the Merger would be subject to the satisfaction of the following conditions:

(a)
Receipt of (i) stockholder approval of the Merger in accordance with the Company’s certificate of incorporation and Delaware law and (ii) approval of the Merger by the affirmative vote of holders of a majority of the outstanding Class A Shares other than (A) shares held by any member of the Buyer Group, any director or executive officer of the Company, or any affiliate of any of the foregoing persons and (B) any shares held by Ramguard or any of its affiliates (including any Target Shares, regardless of whether the transactions contemplated by the Share Purchase Agreement have been consummated as of the time of the vote of holders of Class A Shares);

(b)	No law shall have been enacted or promulgated and no order, judgment or decree shall be in effect, in either case, which renders illegal or prohibits the consummation of the Merger;

(c)	The Company shall have received a solvency opinion.

Under the Draft Merger Agreement, the obligation of the Company to consummate the Merger would be subject to the satisfaction or, where permissible, waiver of the following condition, among others: The Share Purchase shall have been consummated in accordance with the terms of the Share Purchase Agreement.

Under the Draft Merger Agreement, the obligation of Z Acquisition to consummate the Merger would be subject to the satisfaction or, where permissible, waiver of the following conditions, among others:

(a)	Since the date of the agreement, no material adverse effect on the Company shall have occurred;

(b)	The Company’s transaction expenses will not exceed $4,500,000;

(c)
The number of Class A Shares as to which a properly executed notice of appraisal has been received by the Company and not withdrawn as of immediately prior to the effective time shall not exceed 236,650 Class A Shares; and

(d)
There shall be no legal proceeding (including any stockholder class action, derivative or similar proceeding) pending or threatened in writing, that arises out of or relates to the merger agreement, the Merger or the other transactions contemplated by the agreement.

In view of Mr. Zugel’s knowledge of the business of the Company, as its Chairman and Chief Investment Officer, the merger agreement would contain limited representations and warranties of the Company.

The agreement would include a customary prohibition on the Company or its representatives initiating, soliciting, encouraging, inducing or assisting any inquiry or the making, submission or announcement of any proposal or offer that constitutes, or would reasonably be expected to lead to, any competing acquisition proposal. However, if the Board or any committee (including the Special Committee) determined that an acquisition proposal constituted or would reasonably be expected to lead to a superior proposal, the Company would be permitted to (i) furnish information to the person making the proposal, and (ii) participate in discussions and negotiations regarding the proposal. The Board or a committee thereof would be permitted to change its recommendation with respect to the Merger, if (x) the Board or any committee determined that the competing acquisition proposal was superior to the Merger, from a financial point of view for the holders of Class A Shares, and reasonably likely to be consummated, or (y) in the event of certain favorable intervening events that were not known or foreseen at the time of execution of the Merger Agreement, in each case subject to providing Z Acquisition notice at least five business days in advance that the Board or such committee intends to change its recommendation.

If the merger agreement were terminated by reason of a change in recommendation, the Company would be required to reimburse Z Acquisition for its documented fees and expenses up to $1,500,000.

The parties have not reached a definitive agreement with respect to a Take Private Transaction, and there can be no assurance that the parties will reach an agreement or that any Take Private Transaction will be consummated. The foregoing description of certain terms of the Draft Merger Agreement is provided for informational purposes only. If the parties reach a definitive agreement with respect to a Take Private Transaction, this Information Statement will be amended and supplemented, or will be superseded by a proxy statement with respect to the Take Private Transaction, to reflect the material terms of the definitive agreement. For more information, see “Terms of the Transactions—General.”

Fairness Determination

Z Acquisition and Mr. Zugel believe that the terms of the Share Purchase are fair to Ramguard. The Share Purchase was negotiated at arm’s length with Ramguard. Z Acquisition and Mr. Zugel believe that Ramguard and its managing member, Mr. Ramsey, are sophisticated and knowledgeable investors. The price of $4.00 per Class A Share contemplated by the Share Purchase Agreement (which would be subject to increase if Mr. Zugel and Z Acquisition enter into a definitive agreement with the Company providing for a higher price per Class A Share) represents a premium of more than 130% to the trading price of the Class A Shares on the last trading day prior to execution of the Share Purchase Agreement.

On November 16, 2017, counsel to the Special Committee conveyed to counsel to Mr. Zugel and Z Acquisition that the Special Committee, after consulting with its legal and financial advisers, had determined that the price of $4.00 per Class A Share proposed by Mr. Zugel and Z Acquisition was inadequate. Counsel to the Special Committee communicated a counterproposal with respect to a Take Private Transaction at $4.30 per Class A Share. On November 20, 2017, counsel to Mr. Zugel and Z Acquisition conveyed to counsel to the Special Committee that Mr. Zugel and Z Acquisition were prepared to increase their offer to $4.10 per Class A Share, and that that price represents Mr. Zugel and Z Acquisition’s final offer.

As of the date hereof, Z Acquisition and Mr. Zugel have not reached a definitive agreement with the Company with respect to a Take Private Transaction, and there can be no assurance that the parties will reach an agreement or that any Take Private Transaction will be consummated. However, Z Acquisition and Mr. Zugel also believe that the terms of the proposed Take Private Transaction, which (x) is subject to approval of the Special Committee and a majority of the issued and outstanding Class A Shares not held by (i) any member of the Buyer Group, any director or executive officer of the Company, or any affiliate of any of the foregoing persons and (ii) Ramguard or any of its affiliates, (y) contemplates that holders of Class A Shares would receive at closing $4.10 per share price, which exceeds the price of $4.00 per Class A Share previously negotiated with Ramguard, an independent third party who bargained at arm’s length with Mr. Zugel and Z Acquisition, and (z) provides that holders of Class A Shares would receive payment at closing entirely in cash rather than cash and notes, are fair to the unaffiliated holders of Class A Shares.

For more information, see “Special Factors—Fairness of the Transactions.”

Fairness Report, Opinion, or Appraisal

Neither Z Acquisition nor Mr. Zugel has received any report, opinion or appraisal from an outside party that is materially related to the Share Purchase or the proposed Take Private Transaction.

If Z Acquisition and Mr. Zugel reach a definitive agreement with the Company with respect to a Take Private Transaction, the information contained in this Information Statement will be amended and supplemented, or will be superseded by a proxy statement with respect to the Take Private Transaction, to disclose any report, opinion or appraisal received by the Company from an outside party that is materially related to the Take Private Transaction. For more information, see “Special Factors—Fairness Report, Opinion, or Appraisal.”

Material U.S. Federal Income Tax Consequences

If the Take Private Transaction were completed as proposed in the Draft Merger Agreement, a U.S. holder that receives the Merger Consideration in the Merger would be treated as having received the Merger Consideration in a complete redemption of all of such U.S. holder’s Class A Shares. Such complete redemption would be treated as a distribution in exchange for such U.S. holder’s Class A Shares for U.S. federal income tax purposes. Accordingly, such U.S. holder would recognize capital gain or loss in an amount equal to the difference between the Merger Consideration and the U.S. holder’s adjusted tax basis in its Class A Shares. For more information see “Terms of the Transactions—Material U.S. Federal Income Tax Consequences.”

Interests of Certain Persons in the Transactions

Other than Mr. Zugel, none of the directors and executive officers of the Company has any interest in the Share Purchase.

If Z Acquisition and Mr. Zugel reach a definitive agreement with the Company with respect to a Take Private Transaction, the information contained in this Information Statement will be amended and supplemented, or will be superseded by a proxy statement with respect to the Take Private Transaction, to disclose any interests of the Company’s directors and executive officers in the Take Private Transaction that are different from, and in addition to, the interests of holders of Class A Shares generally, or that may present, or appear to present, a conflict of interest. For more information, see “Terms of the Transactions—Interests of Certain Persons in the Transactions.”

Regulatory Approvals Relating to the Transactions

Other than approvals of the United Kingdom Financial Conduct Authority and the filing of a Transaction Statement on Schedule 13E-3 and any amendments thereto with the Securities and Exchange Commission (the “SEC”), we are not aware of any U.S. or non-U.S. regulatory requirements that must be complied with or approvals that must be obtained to complete the Share Purchase or the proposed Take Private Transaction. If any additional approvals or filings are required, we will use commercially reasonable efforts to obtain those approvals and make any required filings before completing the transactions. For more information, see “Terms of the Transactions—Regulatory Approvals Relating to the Transactions.”

Dissenters’ Rights

The Share Purchase is not subject to the approval of holders of Class A Shares and does not give rise to dissenters’ rights of appraisal. The merger contemplated by the proposed Take Private Transaction would be subject to stockholder approval, and would give rise to dissenters’ rights of appraisal under Delaware law. If Z Acquisition and Mr. Zugel reach a definitive agreement with the Company with respect to a Take Private Transaction, the information contained in this Information Statement will be amended and supplemented, or will be superseded by a proxy statement with respect to the Take Private Transaction, to provide disclosure with respect to dissenters’ rights of appraisal under applicable law. For more information, see “Terms of the Transactions—Dissenters’ Rights.”

SPECIAL FACTORS

Background

ZAIS Group Holdings, Inc., a Delaware corporation (the “Company”), which was originally known as HF2 Financial Management Inc., was formed as a “blank check” company for the purpose of entering into a business combination with one or more operating businesses, with a focus on companies in the financial services industry. In connection with the organization of the Company, on December 5, 2012, a total of 4,255,000 shares of Class A common stock, par value $0.0001 per share (“Class A Shares”) were sold to certain of the Company’s sponsors at a price of approximately $0.005875 per share. On February 26, 2013, the Company repurchased 1,320,707 Class A Shares from certain sponsors at the original sale price and sold 1,464,457 Class A Shares to certain existing and new sponsors at the same price (the Class A Shares sold to the Company’s sponsors on December 5, 2012 and February 26, 2013 are collectively referred to as the “Founders’ Shares”).

The Founders’ Shares were identical to the Class A Shares sold in the Company’s subsequent initial public offering, except that the sponsors agreed (A) to vote their shares in favor of a future business combination, and (B) not to redeem any shares in connection with a stockholder vote to approve the business combination. The sponsors also agreed to certain restrictions on transfer until one year after the date of the consummation of the business combination, or earlier if, subsequent to the business combination (1) with respect to 50% of the Founders’ Shares, the last sales price of Class A Shares equaled or exceeded $12.50 per share for any 20 trading days within any 30-trading day period commencing after the closing of the business combination and, with respect to the remaining 50% of the Founders’ Shares, the last sales price of Class A Shares equaled or exceeded $15.00 per share for any 20 trading days within any 30-trading day period commencing after the closing of the business combination or (2) the Company consummated a transaction resulting in all of the holders of Class A Shares having the right to exchange their shares for cash, securities or other property.

On March 27, 2013, the Company consummated an initial public offering of its Class A Shares at a price of $10.00 per share and a simultaneous private placement of Class A Shares to its sponsors at the same price per share. Giving effect to these transactions and the exercise of the underwriters’ overallotment option, the Company deposited an aggregate of approximately $160 million into a trust account for the benefit of holders of its Class A Shares. The Company then initiated a search for potential acquisition targets in the financial services industry.

On September 16, 2014, the Company entered into an Investment Agreement (as amended on October 31, 2014 and March 4, 2015, the “Investment Agreement”), providing for a business combination between the Company and ZAIS Group Parent, LLC (“ZGP”). ZGP was owned by Christian Zugel, a citizen of the Federal Republic of Germany (“Mr. Zugel”), his spouse Sonia Zugel, his former spouse Laureen Lim, and certain trusts, the beneficiaries of which were immediate family members of Mr. Zugel, whom we collectively refer to as the “ZGP Founders.” The Investment Agreement contemplated that the Company would contribute to ZGP an amount in cash equal to the assets in the trust account, after giving effect to any redemptions requested by the Company’s existing stockholders and less the Company’s transaction costs. The business combination was conditioned upon, among other things, the Company having at least $100 million in cash at the time of closing (the “Closing Cash Condition”).

NAR Special Global, LLC (“NAR”), of which Neil Ramsey, a citizen of the United States (“Mr. Ramsey”), is the managing member, was one of the sponsors of the Company. As of the date the Company entered into the Investment Agreement, NAR held 1,135,973 Class A Shares that had been purchased prior to and contemporaneously with the Company’s initial public offering. NAR had transferred voting and dispositive control over these shares to a member of the Company’s advisory board, until the consummation by the Company of an initial business combination. Between January 30 and February 5, 2015, Ramguard LLC (then known as d.Quant Special Opportunities Fund, L.P.), a Delaware limited liability company (“Ramguard”), of which Mr. Ramsey is the manager, purchased an aggregate of 2,378,883 Class A Shares at a price of approximately $10.50 per share. In addition, pursuant to an arrangement with the Company’s other sponsors, as a result of the foregoing purchases, the other sponsors agreed to sell 483,346 Founders’ Shares to NAR or another affiliate of Mr. Ramsey for $0.005875 per share upon the consummation of the business combination with ZGP.

On March 4, 2015, the parties amended the Investment Agreement. Among other things, the Closing Cash Condition was amended to provide that, after giving effect to redemptions and certain expense payments, the amount of cash in the trust account must equal at least $65,000,000. On the same date, Mr. Ramsey entered into an incentive fee agreement with ZGP, pursuant to which ZGP agreed to pay Mr. Ramsey an incentive fee of $3.4 million if Mr. Ramsey caused NAR and/or Ramguard to purchase, from stockholders who had tendered Class A Shares for redemption, the number of Class A Shares necessary to meet the Closing Cash Condition. On March 4, 2015, Ramguard purchased 3,335,428 Class A Shares at $10.50 per share in order to meet this condition. Also on March 4, 2015, Mr. Ramsey, through an affiliate, entered into a two-year consulting agreement with ZGP, under the terms of which, among other things, Mr. Ramsey would provide consulting services to ZGP. Mr. Ramsey agreed not to compete against ZGP during the term of the consulting agreement and for two years following its termination. ZGP agreed to pay Mr. Ramsey a consulting fee of $500,000 per annum.

In addition, on March 4, 2015, Ramguard and certain other investors entered into an allocation agreement with the sponsors of the Company. Pursuant to this agreement, as a result of the purchase by Ramguard of 3,335,428 Class A Shares described above, the sponsors agreed to sell 3,504,284 Founders’ Shares, including 759,861 shares held by NAR, to Ramguard for $0.005875 per share, upon the closing of the business combination with ZGP. This agreement superseded the arrangement previously described between NAR and the sponsors to sell 483,346 Founders’ Shares to NAR or another affiliate of Mr. Ramsey for $0.005875 per share upon the closing of the business combination.

On March 6, 2015, Mr. Zugel, his former spouse and two family trusts acquired an aggregate of 474,994 Class A Shares at $10.50 per share. In addition, in connection with the closing of the business combination, the sponsors agreed to sell an aggregate of 237,497 Founders’ Shares to the foregoing persons for $0.005875 per share.

The business combination between the Company and ZGP was completed on March 17, 2015. The Company contributed approximately $73.5 million in cash to ZGP (after payment of certain transaction expenses) in exchange for newly-issued Class A Units (the “Class A Units”) of ZGP representing an approximately 66.5% interest in ZGP. The ZGP Founders retained the remaining approximately 33.5% interest in ZGP. As part of the transaction, the holders of the Founders’ Shares transferred to the ZGP Founders all of the Company’s 20 million outstanding Class B Common Stock, par value $.000001 per share (the “Class B Shares”). The Class B Shares hold no economic interest in the Company, but vote together with the Class A Shares and carry 10 votes per share. The ZGP Founders immediately contributed the Class B Shares to a trust (the “Class B Voting Trust”), of which Mr. Zugel is the sole trustee. Upon the closing of the business combination, ZGP’s senior management became the senior management of the Company, which was renamed ZAIS Group Holdings, Inc., Mr. Zugel became the Chief Investment Officer and Chairman of the board of directors of the Company (the “Board”) and, by virtue of his voting control over the Class B Shares, Mr. Zugel obtained voting control over the Company.

In connection with the closing of the business combination, the Company, ZGP, the ZGP Founders, and Mr. Zugel, as trustee of the Class B Voting Trust, entered into an Exchange Agreement (as amended on July 21, 2015, the “Exchange Agreement”). The Exchange Agreement entitles each ZGP Founder, including Mr. Zugel, to exchange such ZGP Founder’s respective Class A Units, on a quarterly basis commencing after March 17, 2017, for (at the Company’s option as determined by the Company’s Audit Committee): (i) a number of Class A Shares equal to the exchange rate (currently one-to-one), (ii) cash in an amount equal to the fair market value of the Class A Shares subject to exchange, or (iii) a combination of Class A Shares and cash. Generally, the number of Class A Units that may be exchanged by any ZGP Founder for any quarter may not exceed twenty-five percent (25%) of the aggregate number of Class A Units held by such ZGP Founder as of the first day of the twelve (12) month period, commencing on or following the second anniversary of the date of the Exchange Agreement, in which the applicable quarterly exchange occurs. The Exchange Agreement also provides that immediately prior to the occurrence of any change of control (as defined in the Exchange Agreement), each unit holder may surrender all or a portion of its units in exchange for Class A Shares.

As a result of the closing of the business combination, Ramguard, NAR and Mr. Ramsey acquired beneficial ownership of an additional 3,880,396 Class A Shares, after giving effect to the allocation agreement previously described and the lapse of the arrangement transferring voting and dispositive control over 1,135,973 Class A Shares to a member of the Company’s advisory board. Accordingly, as of March 17, 2015, Mr. Ramsey and his affiliates beneficially owned 9,585,287 Class A Shares, representing approximately 69% of the outstanding Class A Shares.

The business combination resulted in the Company becoming a publicly traded holding company conducting substantially all of its operations through ZAIS Group, LLC (“ZAIS Group”). ZAIS Group’s business consisted of providing investment advisory and asset management services to private funds, separately managed accounts, and structured vehicles (including collateralized debt obligation vehicles and collateralized loan obligation vehicles, together referred to as “CLOs”). Giving effect to the business combination, the Company had cash and cash equivalents of approximately $77 million. The Company then sought to deploy this capital through acquisitions and other transactions and investments in an effort to enhance stockholder value. On April 16, 2015, the Company engaged an investment advisory firm, PL Advisors, as its financial advisor. PL Advisors’ engagement initially focused on a specific potential strategic transaction. On August 1, 2015, the Company expanded PL Advisors’ engagement to include serving as a non-exclusive financial advisor in connection with a variety of potential strategic transactions, including potential business combinations involving acquisitions or sales of all or a portion of the Company. Over the next two years, the Company, with the assistance of its advisors, evaluated numerous potential strategic transactions, with an initial focus on transactions in which the Company would acquire the candidate or otherwise retain control.

Throughout the periods described below, the Company’s management led the day-to-day strategic review process, regularly updating the Board and submitting to the Board proposals when such proposals were received. As the Company’s Chief Investment Officer and controlling stockholder, Mr. Zugel was actively involved in discussions with potential counterparties (including terminating such discussions). Over this time period, the Company’s financial advisors reached out to approximately 49 potential counterparties, including financial sponsors, potential strategic buyers, potential strategic sellers, and private investors. Approximately 29 parties executed non-disclosure agreements and 15 parties ultimately made proposals.

On August 6, 2015, the Company reported its financial results for the quarter ended June 30, 2015, the first full fiscal quarter following the closing of the business combination. The Company reported negative Adjusted EBITDA (which is a non-GAAP financial measure that the Company views as a key performance metric and which is discussed in more detail in the Company’s SEC filings) of negative $(4.8) million compared to positive Adjusted EBITDA of $15.5 million for the same period in the prior year. The Company also reported having $4.359 billion in assets under management (“AUM”) as of June 30, 2015. On August 6, 2015, the closing price of the Class A Shares was $10.38. Between August 6, 2015 and early September 2015, the closing price of the Class A Shares declined from $10.38 per share to less than $6 per share.

On September 15, 2015, a party, which we refer to as Party A, executed a non-disclosure agreement with the Company. On September 22, 2015, a second party, which we refer to as Party B, entered into a non-disclosure agreement with the Company.

Company management provided the Board with an update on the Company’s strategic review process on November 2, 2015. By that date, the trading price of the Class A Shares had recovered and the stock was trading at above $10.50 per share.

On November 6, 2015, the Company reported its financial results for the quarter ended September 30, 2015. The Company reported negative Adjusted EBITDA for the quarter, of $(1.1) million, compared to negative Adjusted EBITDA of $(2.2) million for the same quarter in the prior year, and negative Adjusted EBITDA for the nine months ended September 30, 2015 of $(11) million, relative to positive Adjusted EBITDA of $26.4 million for the same period in the prior year. The Company also reported having $4.201 billion AUM as of September 30, 2015, down by more than $150 million since June 30, 2015. On November 6, 2015, the closing price of the Class A Shares was $10.54. Between November 6, 2015 and early February 2016, the closing price of the Class A Shares declined from $10.54 per share to less than $4 per share.

On November 25, 2015, the Company delivered a proposal to Party A to acquire 100% of Party A for a combination of 14 million Class A Shares, $5 million in cash, and an earn-out. Based upon the trading price of the Class A Shares at that time, the proposal implied an offer value of more than $145 million for Party A. Discussions between Party A and the Company continued thereafter.

On December 9, 2015, Company management provided the Board with an update on the Company’s strategic review process. On December 14, 2015, Mr. Zugel had a follow up meeting with Party A representatives to discuss the potential business combination between the Company and Party A.

On December 17, 2015, another entity, which we refer to as Party C, executed a non-disclosure agreement with the Company.

On January 12, 2016, Company management provided the Board with an overview of discussions with Party A. The Board directed Company management to continue to engage in discussions with Party A towards reaching agreement on terms for a transaction that Company management could recommend to the Board and ultimately to the Company’s stockholders.

On January 14, 2016, Mr. Ramsey sent an email to Mr. Zugel, expressing, among other things, concerns regarding the Company’s strategic direction and cost structure. On several occasions after January 14, 2016, Mr. Ramsey expressed to Mr. Zugel concerns about the Company’s financial performance, business plans, strategy, lines of business and cost structure.

On January 17, 2016, Party A sent a written counter-proposal to the Company. This proposal contemplated the issuance to Party A of Class A Units in ZGP rather than Class A Shares, which would have resulted in substantial dilution of the Company’s interest in ZGP and given Party A effective control of the Company through ownership of a majority of ZGP and certain other governance rights. Company management determined the proposal was not in the best interests of the Company and its stockholders.

On February 17, 2016, Mr. Zugel had separate meetings with representatives of Party C, another entity, which we refer to as Party D, and another entity, which we refer to as Party E. Party E’s primary interest was in a potential acquisition of the Company’s CLO management contracts and related business platform.

On February 23, 2016, the Company entered into a non-disclosure agreement with Party D, covering only Party D’s information. Also on February 23, 2016, Company management provided the Board with an update on the Company’s strategic review process and reported that the Company was in preliminary discussions with Berkshire Capital Securities LLC (“Berkshire Capital”), which had acted as a financial advisor to the Company prior to the business combination, to potentially engage it as a financial advisor.

On February 24, 2016, Mr. Zugel met with a representative of another entity, which we refer to as Party F, to discuss a potential business combination. On March 9, 2016, Party F executed a non-disclosure agreement with the Company.

On March 10, 2016, the Company reported its financial results for the quarter ended December 31, 2015. The Company reported negative Adjusted EBITDA of $(3.4) million for the quarter, compared with positive Adjusted EBITDA of $14.8 million for the same period in the prior year. Adjusted EBITDA for the year ended December 31, 2015 was negative ($14.3) million, compared with Adjusted EBITDA of $41.1 million, for the same period in 2014. The Company also reported $4.157 billion AUM as of December 31, 2015. The Company also announced that it was conducting a strategic review of its business and fund activities with a view towards improving profitability through organic growth, reduction in expenses, acquisitions, dispositions of assets or the sale or termination of product lines. The Company also announced an exit from residential whole loan activities and the commencement of a reduction in its labor force. On March 10, 2016, the closing price of the Class A Shares was $6.64 per share.

On April 21, 2016, Company management provided the Board with an update on the Company’s strategic review process and discussed with the Board the proposed engagement of Berkshire Capital as the Company’s financial advisor. On April 22, 2016, the Company engaged Berkshire Capital as a financial advisor. On May 6, 2016 the Company and PL Advisors agreed to terminate their engagement effective as of August 1, 2016.

On May 10, 2016, the Company reported its financial results for the quarter ended March 31, 2016. The Company reported negative Adjusted EBITDA for the quarter of $(6.1) million, compared to negative Adjusted EBITDA of $(5.9) million for the same quarter in the prior year. The Company also reported $3.991 billion AUM as of March 31, 2016, down more than $160 million since December 31, 2015. The Company also announced the planned termination of its management agreement with ZAIS Financial Corp., a publicly traded mortgage real estate investment trust. On May 10, 2016, the closing price of the Class A Shares was $2.99 per share, down from $6.64 at the time of the Company’s previous quarterly report.

On May 17, 2016, Party C submitted a proposal to acquire certain assets of ZGP. The Company’s management determined that this proposal was not in the best interests of the Company’s stockholders, and declined to pursue it.

On May 19, 2016, the Company entered into a second non-disclosure agreement with Party D, covering the Company’s information. The next day, Mr. Zugel met with Party D representatives to discuss a potential business combination.

On June 2, 2016, another entity, which we refer to as Party G, entered into a non-disclosure agreement with the Company.

On June 8, 2016, Company management provided the Board with an update on the Company’s strategic review process.

On June 30, 2016, the Company submitted to Party D a proposal to acquire all of the outstanding capital stock of Party D for $10.50 per share in cash, or approximately $250 million, subject to various conditions, including obtaining of financing.

On July 11, 2016, the Company received notice that Party D had decided to reject the Company’s proposal in favor of a transaction with a different party. Thereafter, Company management instructed Berkshire Capital to identify additional potential counterparties interested in acquiring the Company.

On August 3, 2016, Mr. Zugel met with a representative of another potential counterparty, which we refer to as Party H, to discuss a potential business combination between the Company and Party H. Also on August 3, 2016, Mr. Zugel met with a representative of Party G to discuss a potential business combination. The next day, a Party G representative emailed Mr. Zugel indicating potential interest in a transaction, if a transaction could be structured that would be accretive to Party G.

On August 9, 2016, the Company reported its financial results for the quarter ended June 30, 2016. The Company reported negative Adjusted EBITDA for the quarter of $(4.5) million, compared to negative Adjusted EBITDA of $(4.1) million for the same quarter in the prior year. The Company also reported $3.949 billion AUM as of June 30, 2016. On August 9, 2016, the closing price of the Class A Shares was $2.60.

On August 10, 2016, Mr. Zugel and a Party H representative again met to discuss a potential business combination.

On August 30, 2016, Party G executed a second non-disclosure agreement with the Company. On September 15, 2016, another potential counterparty, which we refer to as Party I, entered into a non-disclosure agreement with the Company.

Also on September 15, 2016, at a meeting of the Board, Howard Steinberg, General Counsel of the Company, discussed with the Board its responsibilities and fiduciary duties relating to the strategic review process. During this meeting, Company management recommended that the Company begin a formal process to solicit third party interest in a strategic transaction that would include the potential acquisition of the Company by a third party, and proposed to commence sending information to potential counterparties, coordinated through Berkshire Capital. The Board determined that Company management should proceed with this process.

On September 16, 2016, while discussions between the Company and several potential counterparties were ongoing, Berkshire Capital disseminated a process letter to other potential counterparties that Berkshire Capital had previously contacted and that Berkshire Capital believed might have interest in a business combination transaction. This process letter requested that interested counterparties respond with a preliminary, nonbinding indication of interest by October 7, 2016.

On September 20, 2016, Party H entered into a non-disclosure agreement with the Company. On September 22, 2016, another potential counterparty, which we refer to as Party J, entered into a non-disclosure agreement with the Company.

On October 7, 2016, Party G submitted a proposal to acquire certain Company assets (including investment management contracts and investments in managed CLOs and funds). Party G’s proposal contemplated that the Company would distribute its cash and other remaining assets, in addition to cash consideration to be paid by Party G for the acquired assets to the Company’s stockholders and holders of the Class A Units. This would have resulted in the liquidation of the Company. Party G’s proposal was subject to several conditions, including completion of diligence and a requirement that $16.7 million of the Company’s net operating losses would be preserved in the transaction for use by Party G. According to Party G, the net proceeds (including Company cash and other assets not acquired by Party G) to the Company’s stockholders and the holders of Class A Units would have equaled between $88 million and $95 million or between $4.00 and $4.31 per share. This proposal did not take into account shut-down and other costs of executing this transaction that Company management believed would be substantial. The Company’s management and the Board concluded that the proposed transaction would result in per share cash to the stockholders well below the $4.00 - $4.31 projected by Party G, and, accordingly, would not be in the best interests of the Company’s stockholders.

Also on October 7, 2016, Party F submitted a proposal that contemplated a per-share consideration of $3.50 (excluding shares owned by entities affiliated with Mr. Zugel and Ramsey Quantitative Systems, Inc. (“RQSI”)), conditioned upon the occurrence of a “going private” transaction involving Mr. Zugel and RQSI. This per-share price was calculated on the assumption that the Company would have at least $40 million in cash and investments in Company-sponsored products at closing, and that any non-cash assets (such as any CLO risk-retention amounts) would be freely saleable or financeable on commercially reasonable terms. Discussions between the parties terminated in spring 2017, when Party F informed the Company that it preferred to engage with the Company only if and after the Company had been taken private.

On October 10, 2016, Party I submitted an indication of interest to acquire the Company’s CLO management contracts for a cash payment of between $10 million and $15 million, subject to completion of due diligence. Party I also expressed its potential willingness to purchase certain of the Company’s other CLO assets for an additional $20 million to $22.5 million. In view of the Company’s interest in a transaction involving its entire business, the Company suspended discussions with Party I.

On October 13, 2016, Party C executed a second non-disclosure agreement, and the parties re-engaged in discussions.

Also on October 13, 2016, Party J submitted a proposal for an acquisition of the Company at a price of $2.00 per share, payable in a combination of cash, Party J equity securities, and vendor loan notes, plus an unspecified earn-out amount. The Company’s management rejected this proposal, after discussing the proposal with Berkshire Capital and concluding that Party J’s proposal was inadequate relative to other indications of interest and Company management’s views on valuation, and suspended discussions with Party J.

Also on October 13, 2016, Party H submitted an indication of interest, which included proposed consideration in the form of “a percentage of equity in the go-forward, pro-forma private entity.” After discussions with Berkshire Capital, Company management concluded that the proposal implied a value of approximately $2.95 per share. The Company did not act on this proposal due to the implied valuation and uncertainty regarding the feasibility of the proposed structure.

On October 14, 2016, Berkshire Capital reviewed with the Board the indications of interests received from Parties C, F, G, H, I, and J. After discussions among the Board, Company management and Berkshire Capital, and in light of the fact that the Board believed that the valuations implied by the proposals from Party C, Party H, Party I and Party J did not exceed the Company’s liquidation value, the Board concurred with Company management’s recommendation to have Berkshire Capital engage in further discussions on behalf of the Company with Party F and Party G to attempt to elicit improved proposals in respect of transaction structure and price and to reject the other proposals.

Also on October 14, 2016, another entity, which we refer to as Party K, entered into a non-disclosure agreement with the Company.

On November 1, 2016, Berkshire Capital updated the Board on the strategic review process. Company management reported to the Board that they were in the process of fully evaluating the outstanding bids from Party F and Party G, among others. Members of management expressed concern that these bids might be below the likely liquidation value of the Company. Management indicated it would provide the Board with a recommendation, including as to a potential stand-alone business strategy, over subsequent weeks.

On November 4, 2016, the Company reported its financial results for the quarter ended September 30, 2016. The Company reported Adjusted EBITDA of $1.1 million, compared with negative Adjusted EBITDA of $(1.1) million for the three months ended September 30, 2015. The Company also reported $3.844 billion AUM as of September 30, 2016, down approximately $100 million since June 30, 2016. On November 4, 2016, the closing price of the Class A Shares was $1.59.

On November 9, 2016 and December 5, 2016, Party C submitted further proposals regarding a potential acquisition of the Company. Company management found these proposals to be incomplete and lacking sufficient detail. On December 7, 2016, representatives of the Company met with representatives of Party C, together with Mr. Ramsey, to discuss Party C’s most recent proposal. Despite efforts by Company management to clarify Party C’s proposals, none of Party C’s proposals included a definitive per-share consideration, and Company management was unable to conduct a meaningful analysis of the proposals. Accordingly, discussions with Party C were terminated by Company management.

Also on December 7, 2016, Mr. Zugel met with a Party B representative to discuss the Company’s strategic review process. The next day, Party B and the Company agreed to extend the term of their September 22, 2015 non-disclosure agreement through December 31, 2017.

On December 15, 2016, Mr. Ramsey delivered to Mr. Zugel a draft letter addressed to the Board. Mr. Ramsey requested Mr. Zugel’s advice with respect to the draft letter, and inquired whether Mr. Zugel would support the proposal outlined in the draft letter. The draft letter outlined a proposal for a transaction that would lead to a buyout of the Company on the following terms: (i) an affiliate of Mr. Ramsey would make a $5.00 per share cash bid for all 13.1 million publicly-held Class A Shares; (ii) Mr. Ramsey and related stockholders would agree to delayed cash settlement in respect of their Class A Shares until the Company restructured its CLO risk-retention holdings; (iii) Mr. Zugel and Company employees would receive cash only for Class A Shares purchased in the market at the time the Company went public; (iv) no consideration would be paid for Class B Units of ZGP, restricted stock units, or unvested shares; (v) the Company would deregister as a public entity and be owned by Mr. Zugel and his affiliates; and (vi) the Company would set aside 15% of its operating profits over the next five years’ for the benefit of stockholders being cashed out in the transaction, as an ongoing participation (or potential recovery of a portion of such stockholders’ losses). Mr. Zugel did not provide comments to the draft letter and no such letter was sent by Mr. Ramsey to the Board.

On December 28, 2016, Mr. Ramsey presented a potential transaction framework in writing to Mr. Zugel. Pursuant to the potential terms, (i) the Company would redeem Class A Shares held by outside stockholders at $4.60 per share in cash; (ii) the Company would redeem a portion of the Class A Shares held by Mr. Ramsey and his affiliated entities, up to 4 million shares, at the same price; and (iii) the remaining Class A Shares held by Mr. Ramsey and his affiliated entities would be exchanged for a $30 million senior note bearing interest at 10% and secured by the Company’s CLO equity holdings to finance a going private transaction. This potential transaction framework was never submitted to the Board by Mr. Ramsey and Mr. Zugel provided no follow up to Mr. Ramsey on this potential transaction framework.

On January 6, 2017, Mr. Zugel delivered a proposal to Mr. Ramsey outlining a transaction whereby: (i) Mr. Zugel would take the Company private through the purchase of Class A Shares held by minority stockholders, together with all “restricted stock” and RSUs held by the Company’s employees and outside directors; (ii) the transaction would be in the form of a tender offer at a per-share price in the range of $3.75 to $4.25, resulting in the purchase of up to 5,300,000 Class A Shares; and (iii) persons related to and affiliated with Mr. Zugel and Mr. Ramsey would agree not to participate in the tender offer. Mr. Zugel later shared this proposal with other members of the Company’s management and, by January 9, 2017, each member of the Board.

On January 11, 2017, Mr. Ramsey, together with Ramguard, filed an amendment to their Schedule 13D to disclose Mr. Ramsey’s interest in pursuing potential strategic alternatives involving the Company, including alternatives that might involve the acquisition by the Company or its affiliates of the Company’s outstanding Class A Shares (other than those held by management), including those held by Mr. Ramsey and Ramguard.

On January 12, 2017, representatives of the Company met with representatives of Ramguard to discuss Mr. Zugel’s January 6, 2017 counterproposal and share certain pro forma Company financial information (including certain financial projections). No agreements were reached at this meeting.

At a meeting on January 27, 2017, which was attended by representatives of Berkshire Capital, the Board discussed the status of the strategic review process. At this meeting, the Board also discussed the proposals from Mr. Ramsey and Mr. Zugel, among other transactions and potential alternatives, and next steps in evaluating all proposals, including the need to obtain the advice of the Company’s regular legal counsel regarding the Board’s evaluation of these proposals.

On February 2, 2017, Mr. Zugel filed a Schedule 13D disclosing, among other things, the potential for a going private transaction and/or a tender offer for the Company’s Class A Shares.

Also on February 2, 2017, the Board again met to discuss the status of the strategic review process. At this meeting, Company management noted their engagement in a review of a proposal for the Company to buy out all minority stockholders of the Company, other than Mr. Zugel, Mr. Ramsey, and their affiliates. The Board discussed forming a special committee, comprised exclusively of independent directors, in light of potential conflicts arising from the proposals made by Mr. Zugel.

On February 3, 2017, another potential counterparty, which we refer to as Party L, entered into a non-disclosure agreement with the Company. On February 13, 2017, Company management met with Party L representatives to discuss a potential transaction, after which Party L expressed an interest solely in joint product development or the financing of the Company’s investments. In view of the Company’s interest in a business combination or other similar transaction involving the entire company, discussions with Party L were suspended.

At a meeting on February 15, 2017, the Company’s regular legal counsel, McDermott, Will & Emery LLP (“McDermott”) presented an overview of the Board’s fiduciary duties. Following this presentation, the Board resolved to establish a special committee (the “Special Committee”) of independent and disinterested directors to consider any proposals for strategic transactions thereafter made, as well as to consider all other strategic options for the Company, and further resolved that it would not approve a potential transaction or strategic alternative without the prior favorable recommendation of the Special Committee. The Board also discussed the Company’s strategic review process, including proposals involving Messrs. Zugel and Ramsey. Company management reported that, according to Mr. Ramsey’s counsel, Mr. Ramsey did not intend to provide a written commitment not to participate in the tender offer contemplated by Mr. Zugel’s January 6, 2017 proposal.

Subsequently, the Special Committee, comprised of John Burke, Paul B. Guenther, and James Zinn, was formed. The Special Committee’s review of potential strategic alternatives since its formation has included strategic partnerships, a sale of the entire Company, acquisitions and other options, including continuing operating as a public company.

The Special Committee held its first meeting immediately following the February 15, 2017 meeting of the Board, during which Alston & Bird LLP (“A&B”) was engaged to act as legal counsel for the Special Committee. A&B reviewed the Special Committee’s duties, the role of a financial advisor to the Special Committee, and the current status of proposals received by the Company. The Special Committee agreed to authorize Mr. Zugel and his representatives, including any members of Company management whose assistance Mr. Zugel required, to continue to discuss with Mr. Ramsey his willingness to participate in a transaction in which he and his affiliates would remain stockholders of the Company, and to obtain from Mr. Ramsey a satisfactory commitment that would enable the Company or Mr. Zugel to present to the Special Committee a specific proposal. After this meeting, the Special Committee commenced interviewing various potential financial advisors.

On February 22, 2017, the Company presented to Mr. Ramsey a draft letter agreement based on the proposal Mr. Zugel sent to Mr. Ramsey on January 6, 2017, outlining a proposed transaction whereby shares held by the Company’s public stockholders would be repurchased using the Company’s available cash, with Mr. Zugel, Mr. Ramsey, Ramguard, and their respective affiliates retaining their respective equity interests in the Company. The letter agreement required that Mr. Ramsey, on behalf of Ramguard, agree that Ramguard would not tender its Class A Shares nor seek to have its shares purchased in such a transaction. Mr. Ramsey informed Company management that he would not execute the letter agreement, and as a result, Mr. Zugel abandoned his January 6, 2017 counterproposal.

For the next several months, the Company again focused on engaging with third parties on a potential business combination transaction to maximize stockholder value.

In February 2017, after meeting with the Company’s management, Party K expressed an interest solely in acquiring the Company’s CLO management contracts, and formally withdrew its interest in acquiring the Company as a whole, at which time discussions terminated.

On February 28, 2017, Party H expressed an interest in exploring a business combination with the Company. Party H subsequently proposed a transaction, in which the consideration would consist of cash, stock of Party H, and an earn-out. Berkshire Capital estimated that the consideration equated to approximately $3.00 per share. Company management determined not to pursue this transaction.

At a meeting on March 8, 2017, the Board discussed Mr. Ramsey’s rejection of the proposed letter agreement and Company management provided an update on the strategic alternatives under consideration by the Company and the Special Committee. The Board also discussed other possible options, including a liquidation or take-private transaction. The Board took no action with respect to any of these alternatives.

On March 21, 2017, another potential counterparty, which we refer to as Party M, executed a non-disclosure agreement with the Company.

On March 22, 2017, both Party C and Party F advised the Company that they were interested in engaging in a potential strategic transaction only after the Company was no longer publicly held, and the parties suspended discussions.

On March 24, 2017, Berkshire Capital circulated a second process letter to parties having potential interest in a business combination transaction. This process letter requested that interested parties respond with a preliminary, nonbinding indication of interest by April 13, 2017.

Also on March 24, 2017, Party B delivered a new proposal to the Company regarding a potential transaction.

In addition, on March 24, 2017, the Company reported its financial results for the quarter ended December 31, 2016. The Company reported positive Adjusted EBITDA of $7.5 million for the quarter, compared with negative Adjusted EBITDA of $(3.4) million for the same period in the prior year. Adjusted EBITDA for the year ended December 31, 2016 was negative ($1.9) million, compared with negative Adjusted EBITDA of $(14.3) million, for the same period in 2015. The Company also reported $3.444 billion AUM as of December 31, 2016, down more than $700 million since December 31, 2015. In its earnings release, the Company also disclosed the Board’s strategic review and its engagement of a financial advisor, and stated that various alternatives had been and were being considered, including a possible sale, combination or other similar transaction or going private transaction which would result in the termination of the registration of the Class A Shares. On March 24, 2017, the closing price of the Class A Shares was $2.92.

On April 13, 2017, Party B submitted an updated indication of interest proposing the acquisition of Party B by the Company. Under this proposal, existing equity holders of the Company and ZGP would own approximately 26% of the combined entity, which Party B asserted would have an indicative value of $4.10 per Class A Share. Party B’s proposal was conditioned on Mr. Zugel’s entry into an employment agreement, without specifying the proposed terms of such employment agreement. Party B subsequently indicated a willingness to discuss a transaction whereby the existing equity holders would retain ownership of approximately 30% of the combined entity.

On April 21, 2017, the Company received an indication of interest from Party M that contemplated payment of approximately $3.35 per share in cash to the public stockholders, and a mix of Party M stock and an earn-out to Mr. Zugel and other “private” equity holders having an indicative value (according to Party M) of approximately $4.29 per Class A Unit.

On April 27, 2017, Berkshire Capital reviewed with the Board and A&B activity since the fall of 2016 and outlined the recent proposals from Party B and Party M. Berkshire Capital communicated to the Board that it had suggested to Party M that it submit a revised, all cash offer providing equal treatment for all of the Company’s stockholders, but that Party M expressed an unwillingness to submit such a proposal. It also communicated to the Board that Party B was seeking a 45-day exclusive negotiation period. The Board determined that Company management should await advice from the Special Committee before engaging in any further discussions with Party B or Party M.

On April 28, 2017, the Special Committee, along with A&B, met to discuss the Party B and Party M proposals, and resolved to request revised bids from each of Party B and Party M. The Special Committee also discussed potential alternative strategic transactions, and discussed whether the Company should continue to operate as a standalone entity and the potential for a proposal from Mr. Zugel. The Special Committee also discussed the retention of an independent financial advisor and determined to solicit updated proposals from two financial advisors that the Special Committee had previously interviewed.

On May 4, 2017, the Special Committee met with A&B to discuss the updated proposals that it had received from potential financial advisors, and resolved to pursue an engagement with Houlihan Lokey Capital, Inc. (“Houlihan Lokey”). The Special Committee also discussed a list of questions that A&B proposed to submit to Party B regarding its most recent proposal, which was then provided to Party B for its response.

On May 5, 2017, the Company received a revised indication of interest from Party M, consisting of a mix of cash, common stock of Party M, and an earn-out, with the potential for public stockholders to elect whether to receive cash or Party M shares. According to Party M, this proposal implied a value of approximately $3.65 per Class A Share.

On May 9, 2017, at a meeting attended by representatives of Berkshire Capital, the Board discussed Party B’s and Party M’s most recent proposals, Party B’s request for exclusivity and the status of discussions with each of Party B and Party M. Later that day, the Special Committee, along with A&B, discussed with both Berkshire Capital and Houlihan Lokey the most recent proposals from Party B and Party M, and determined that it was premature to grant exclusivity to Party B.

On May 11, 2017, the Company reported its financial results for the quarter ended March 31, 2017. The Company reported negative Adjusted EBITDA for the quarter of $(5.0) million, compared to negative Adjusted EBITDA of $(6.1) million for the same quarter in the prior year. The Company also reported $3.360 billion AUM as of March 31, 2017. On May 11, 2017, the closing price of the Class A Shares was $2.24.

On May 16, 2017, the Special Committee, along with A&B, again met with Berkshire Capital and Houlihan Lokey to discuss the diligence process and discussions with Party B. The Special Committee determined to grant Party B a 20-day exclusivity period (subject to potential extension for an additional 25 days), and Company management provided a draft exclusivity agreement to Party B that afternoon, which Party B returned with comments on May 17, 2017.

Also on May 17, 2017, Party M submitted a revised indication of interest for a transaction in which the consideration would consist of a combination of cash, Party M stock and a note, having an aggregate indicative value (according to Party M) of approximately $3.32 per share.

On May 18, 2017, the Special Committee again met with A&B, Berkshire Capital and Houlihan Lokey. It discussed the most recent revised proposal from Party M and determined that the value of the proposal was significantly below that of the most recent proposal from Party B. The Special Committee determined that the full Board should meet before the Company should proceed with any exclusivity arrangement with Party B.

At a meeting the next day, the Board discussed the status of the proposals from Party B and Party M. The Board then deferred to the Special Committee the decision on exclusivity with Party B. Immediately afterwards, the Special Committee met, along with A&B and Berkshire Capital. Following discussion, the Special Committee authorized the execution of an exclusivity agreement with Party B, and instructed Berkshire Capital to inform Party M of this decision. The Special Committee also resolved to engage Houlihan Lokey as its financial advisor. Later that day, the Company and ZGP entered into an exclusivity agreement with Party B.

On May 23, 2017, Company management met with representatives of Party B. The parties agreed to negotiate a term sheet to be executed by June 8, 2017, when exclusivity would expire unless the parties agreed to extend the exclusivity period, with definitive agreements targeted to be executed in July 2017. Thereafter, Party B commenced a detailed review and analysis of the Company.

On June 2, 2017, the Company, after consultation with the Special Committee and A&B, submitted to Party B a draft term sheet setting forth key terms of a transaction, including the retention by holders of Class A Shares and Class A Units of a 30% interest in the resulting entity.

On June 5, 2017, Mr. Zugel received an email from Party E requesting to re-engage in discussions regarding funding of CLO equity commitments, acquiring CLO management contracts, or a possible business combination between the Company and Party E. Mr. Zugel did not respond due to the Company’s exclusivity agreement with Party B.

On June 7, 2017, the Board agreed that, if Party B did not respond to the Company’s term sheet by close of business on June 8, the Company would provide notice to Party B of the Company’s decision not to extend the exclusivity period. On June 8, 2017, after the deadline passed without any proposal from Party B, Mr. Zugel sent Party B notice that the Company would not extend the exclusivity agreement. Later that day, Mr. Zugel spoke with representatives of Party B regarding Party B’s delay and orally committed to extend Party B’s exclusivity until June 12, 2017, on Party B’s commitment to deliver a draft term sheet by June 9, 2017. Company management then informed the Special Committee of this oral agreement.

On June 9, 2017, Party B submitted to the Company a revised draft term sheet. The revised term sheet reflected significant changes from the draft term sheet provided by the Company, and introduced substantially greater uncertainty than the draft term sheet provided by the Company, including the addition of new terms relating to minimum Company cash, net working capital, and balance sheet investment amounts, and resulting purchase price adjustments in the event the requirement minimums were not achieved, as well as provisions requiring the Company to reimburse Party B for certain expenses if the proposed transaction was not consummated for specified reasons.

On June 13 and June 14, 2017, representatives of the Company and Berkshire Capital met with representatives of Party B to discuss Party B’s revisions to the draft term sheet. The Company agreed to further extend Party B’s exclusivity until June 16, 2017.

On June 15, 2017, Party B delivered to the Company a further revised draft term sheet. This term sheet included some concessions by Party B as well as certain other revised terms that were less favorable to the Company than the prior Party B draft. On June 16, 2017, representatives of the Company and Berkshire Capital again met with representatives of Party B, but the parties were unable to reach agreement. The exclusivity agreement with Party B expired on June 16, 2017, although the parties continued to engage in discussions and negotiations.

On June 23, 2017, the Company entered into a non-disclosure agreement with another potential counterparty, which we refer to as Party N.

Also on June 23, 2017, Party B submitted a further revised draft term sheet to the Company. The revised draft contemplated a liquidation of the Company and distribution to the Company’s public stockholders (excluding Neil Ramsey and affiliates and members of management) of net cash proceeds that Party B calculated to be approximately $4.00 per share, with all other stockholders continuing as equity holders of the combined company. Company management, after consultation with Berkshire Capital, concluded that it was unlikely that the transaction would result in the Company’s stockholders receiving $4.00 per share, and shared this conclusion with the Special Committee on June 28, 2017.

On June 29, 2017, Party N expressed to the Company its interest in bidding solely for the Company’s CLO management contracts, the CLO platform, and the Company’s risk retention vehicle. In light of the Company’s interest in a business combination transaction involving the entire company, discussions with Party N were suspended on June 30, 2017.

Also on June 30, 2017, the Board, along with Berkshire Capital and A&B, met to discuss the status of the Company’s strategic review. The Board discussed the most recent proposal from Party B, which Company management reported did not include many of the structural terms that had been previously agreed with Party B. Management presented the Board with a detailed written analysis of Party B’s proposal, which was supplemented by financial analysis that illustrated that the proposal included a lower per-share price than had been agreed between the parties in prior discussions. The Board discussed management’s view that negotiations with Party B should be suspended in light of Party B’s most recent proposal. Management and Berkshire Capital then presented an update on other potential counterparties and the indications of interest received from them.

Immediately following the Board meeting, the Special Committee met with A&B and Berkshire Capital to review and discuss the most recent revised proposal from Party B, including the disparate treatment of stockholders and the risk that Mr. Ramsey would not agree to continue his investment as an equity holder in the resulting entity. Following this discussion, the Special Committee decided to reject Party B’s most recent proposal and determined that submitting a counteroffer to Party B would not be productive. The Special Committee then discussed next steps, including potentially re-engaging with prior potential counterparties that had expressed an interest in a transaction with the Company.

Also on June 30, 2017, Mr. Zugel received a revised term sheet from Party A proposing that the Company acquire certain businesses of Party A for $8 million in cash and a promissory note in the amount of $20 million, together with warrants convertible into Class A Shares. Given the Company’s interest in pursuing a sale transaction, among other reasons, Company management determined not to re-engage in discussions with Party A.

On July 8, 2017, Party E entered into a non-disclosure agreement with the Company.

On July 27, 2017, representatives of the Company met with Mr. Ramsey and his counsel to discuss the Company’s strategic review. Mr. Ramsey expressed the view that the Company should be taken private through a transaction led by Mr. Zugel, and reported that he would be willing to sell his Class A Shares for $4.00 per share, with 50% of the consideration being paid with a note to facilitate the proposed transaction.

Later on July 27, 2017, the Board, along with Berkshire Capital and A&B, met to discuss the status of the Company’s strategic review and to receive a report on the meeting with Mr. Ramsey. Immediately following the Board meeting, the Special Committee met with A&B to discuss the strategic review process and the lack of progress in finding a suitable buyer for the Company. The Special Committee discussed potential options for the Company going forward, including (i) locating a potential buyer and completing a transaction, preferably on an expedited basis; (ii) pursuing a going-private transaction; or (iii) continuing to operate as a standalone publicly-held company, with a plan for reducing expenses and potentially resizing operations.

On July 28, 2017, the Company entered into a non-disclosure agreement with another potential counterparty, which we refer to as Party O.

On August 3, 2017, Party M submitted a further proposal to the Company. This proposal included a mix of consideration which Party M valued at $3.66 per share. Party M orally indicated a willingness to make an all-cash bid for the Company comprised of a cash investment by Party M and cash on the Company’s balance sheet, requiring a financing condition, but declined to submit an updated proposal on these terms. Not long afterwards, Party M formally withdrew its interest.

On August 4, 2017 and August 8, 2017, Party E submitted a proposal to the Company regarding a potential business combination. Party E’s proposal contemplated consideration of $4.00 per share for the Class A Shares (excluding all Class A Units), subject to potential downward adjustment.

On August 9, 2017, Party O submitted a proposal for an acquisition transaction that included cash consideration in the range of $2.68 to $3.01 per share.

On August 9, 2017, the Board, along with Berkshire Capital and A&B, met to discuss the status of the Company’s strategic review and discussions with interested counterparties. Mr. Zugel disclosed to the Board that he was again considering a potential going-private transaction, but that he preferred the Company execute an acceptable transaction with a third party.

Immediately following the Board meeting, the Special Committee met with A&B to discuss recommendations from Company management for moving forward with the strategic review process, including the advantages and disadvantages of a potential going-private transaction to the Company and its stockholders. The Special Committee determined that (i) the negotiations with current potential counterparties should be completed by September 4, 2017; (ii) the strategic review process would be suspended immediately with respect to actively soliciting any new potential counterparties; and (iii) if there was no acceptable transaction by September 4, 2017, the Special Committee would inquire as to whether Mr. Zugel would be interested in making a going-private proposal.

On August 14, 2017, the Company reported its financial results for the quarter ended June 30, 2017. The Company reported negative Adjusted EBITDA for the quarter of $(0.8) million, compared to negative Adjusted EBITDA of $(4.5) million for the same quarter in the prior year. The Company also reported $3.752 billion AUM as of June 30, 2017. On August 14, 2017, the closing price of the Class A Shares was $2.16.

On August 19, 2017, Mr. Zugel reached out to Mr. Ramsey to express his interest in moving forward with discussions concerning a potential acquisition of Class A Shares held by Ramguard. Mr. Ramsey confirmed his interest in engaging in these discussions.

On August 22, 2017, the Board met with Berkshire Capital and A&B to discuss the most recent proposal received from Party B. The Board concluded that the proposal contained significant deficiencies and uncertainties. The Board instructed Company management to negotiate with Party B to determine whether Party B would be willing and able to improve its proposal and remove the identified deficiencies and uncertainties. The Board also engaged in a discussion of other strategic alternatives, during which Mr. Zugel reported that he was considering making a proposal that would be beneficial to the Company’s stockholders and which would result in the Company going private.

On August 25, 2017, the Special Committee determined that Party O’s August 9, 2017 proposal would not be in the best interests of the Company’s stockholders and then terminated discussions with Party O.

On the same day, Mr. Zugel reached out again to Mr. Ramsey. Mr. Ramsey confirmed his interest in further discussions but indicated that he had concerns regarding the risks of taking a portion of the consideration in the form of a note. Mr. Zugel noted the possibility of securing a portion of the note.

On August 29, 2017, Company management met with representatives of Party E. Party E reported that it could proceed with a bid for 100% of the Company’s Class A Shares only with exclusive negotiation rights. However, Party E was unwilling to provide assurances as to its financing sources or financing commitments before being granted exclusivity. Consequently, Company management informed Party E that the Company would not proceed on an exclusive basis, and the parties’ discussions were suspended.

During August 2017, Party B delivered two successive revised proposals to the Company, which proposals were evaluated by Company management and Berkshire Capital, with input from the Special Committee.

On August 31, 2017, Mr. Zugel sent a draft term sheet to Ramguard, containing a proposal for the purchase of 6,500,000 Class A Shares at $4.00 per share, payable in a combination of cash and a note, by Z Acquisition LLC, a Delaware limited liability company (“Z Acquisition”) formed by Mr. Zugel for purposes of the proposed transaction.

On September 1, 2017, Party B delivered a proposal offering consideration consisting of $3.65 per Class A Share and consideration consisting of equity in Party B to the holders of Class A Units in exchange for their contribution of Class A Units to Party B. This proposal was contingent on Party B receiving a capital investment sufficient to fund the transaction, and included a $2 million fee as liquidated damages if Party B were unable to close because of its failure to obtain financing. Company management recommended to the Special Committee, which concurred, that Party B’s proposal was not in the best interests of the Company’s stockholders, and negotiations with Party B were terminated with the consent of the Special Committee.

On September 2, 2017, representatives of Ramguard spoke with representatives of Mr. Zugel and Z Acquisition regarding the draft term sheet and provided comments on the draft term sheet. Discussions and negotiations continued until September 5, 2017, and the parties worked on drafts of a definitive agreement for the transaction.

On September 5, 2017, Z Acquisition, Ramguard, and Mr. Zugel entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which Z Acquisition will acquire (the “Share Purchase”) 6,500,000 Class A Shares held by Ramguard (the “Target Shares”) at the purchase price of $4.00 per share—the price demanded by Mr. Ramsey at the July 27 meeting between Mr. Ramsey and Company management. The closing price of the Class A Shares on September 5, 2017 was $1.72.

Also on September 5, 2017, Mr. Zugel sent a letter to the Special Committee expressing his interest in discussing a possible negotiated acquisition of the remaining issued and outstanding Class A Shares by way of a merger at a price of $4.00 per Class A Share in cash (the “Take Private Transaction”). In connection with the Share Purchase Agreement and Mr. Zugel’s proposal, on the same day, Mr. Zugel filed with the Securities and Exchange Commission (the “SEC”) an amended Schedule 13D and Ramguard and Mr. Ramsey also filed an amended Schedule 13D. The next day, the Company filed a Current Report on Form 8-K disclosing the Special Committee’s receipt of Mr. Zugel’s proposal.

After these disclosures, several previously-evaluated potential counterparties again had contact with Company management to discuss potential transactions.

On September 13, 2017, Party L contacted Mr. Zugel to offer financing assistance in a proposed buyout transaction. On September 26, 2017, Party B’s senior management contacted Mr. Zugel to propose the continuation of discussions regarding a transaction between Party B and the Company in the future, referencing Party B’s discussion with its financial advisor to develop a path forward for a potential transaction with the Company, but no specific proposal was received or discussed.

On September 27, 2017, the Special Committee engaged Houlihan Lokey as its financial advisor in connection with its evaluation and negotiation of the financial aspects of the proposal by Mr. Zugel and to render an opinion on the fairness of the merger consideration.

On October 2, 2017, Party N communicated an interest in providing financing to the Company’s CLO business and, alternatively, reiterated its interest in acquiring the Company’s CLO management contracts, both of which Company management determined were undesirable transactions in view of the proposal from Mr. Zugel.

On October 3, 2017, a representative of Party F contacted Mr. Zugel for an update on the Company and to recommend that the Company and Party F remain in touch regarding a potential relationship, but no proposal was received or discussed.

On October 5, 2017, Mr. Zugel’s counsel provided to A&B, counsel to the Special Committee, and McDermott, counsel to the Company, a draft agreement and plan of merger with respect to the Take Private Transaction (as subsequently revised, the “Draft Merger Agreement”).

On October 26, 2017, the Special Committee’s counsel delivered to representatives of Mr. Zugel comments on the Draft Merger Agreement. Counsel to the Special Committee indicated that the Special Committee reserved its position regarding the price of $4.00 per Class A Share being offered by Mr. Zugel and Z Acquisition.

On November 13, 2017, the Company reported its financial results for the quarter ended September 30, 2017. The Company reported Adjusted EBITDA for the quarter of $0.8 million, compared to Adjusted EBITDA of $1.1 million for the same quarter in the prior year. The Company also reported $4.144 billion AUM as of September 30, 2017. On November 13, 2017, the closing price of the Class A Shares was $3.75.

On November 16, 2017, counsel to the Special Committee advised counsel to Mr. Zugel and Z Acquisition that the Special Committee, after consulting with its legal and financial advisers, had determined that the price of $4.00 per Class A Share proposed by Mr. Zugel and Z Acquisition was inadequate. Counsel to the Special Committee communicated a counterproposal by the Special Committee for a Take Private Transaction by Mr. Zugel and Z Acquisition at a price of $4.30 per Class A Share.

 On November 20, 2017, counsel to Mr. Zugel and Z Acquisition conveyed to counsel to the Special Committee the response of Mr. Zugel and Z Acquisition to the Special Committee’s November 16, 2017 counterproposal. Counsel to Mr. Zugel and Z Acquisition reported that Mr. Zugel and Z Acquisition were prepared to increase their offer to $4.10 per Class A Share, and that that price represents Mr. Zugel and Z Acquisition’s final offer. Counsel to Mr. Zugel and Z Acquisition also reported that Mr. Zugel and Z Acquisition are prepared to address a number of the Special Committee’s proposed changes to the Draft Merger Agreement, but are not prepared to make certain other changes requested by the Special Committee, including the elimination of conditions to the Take Private Transaction relating to maximum transaction expenses of the Company, dissenters’ rights and pending and threatened legal proceedings. Counsel to Mr. Zugel and Z Acquisition indicated that they would provide a revised Draft Merger Agreement to counsel to the Special Committee and that, if the Special Committee is prepared to move forward on the basis of the revised Take Private Proposal, Mr. Zugel and Z Acquisition’s goal is to finalize an agreement by the end of the week of November 27, 2017.

As of the date hereof, Mr. Zugel and Z Acquisition have not reached a definitive agreement with the Company with respect to a Take Private Transaction, and there can be no assurance that the parties will reach an agreement or that any Take Private Transaction will be consummated.

Purposes of, and Reasons for, the Transactions

The purpose of the Share Purchase is to increase Mr. Zugel and Z Acquisition’s equity interest in the Company. Mr. Zugel and Z Acquisition believe that the Class A Shares are an attractive investment. Mr. Zugel and Z Acquisition believe that, due to the Company’s lack of scale, the costs associated with being a public company, the historic volatility of the Class A Shares, the Company’s financial performance and the challenges of effecting a turnaround in the performance of the Company while the Class A Shares continue to be publicly traded, it would be in the best interests of the Company and the holders of Class A Shares to effect a going private transaction. The acquisition of the Target Shares constitutes a step towards a potential going private transaction, whereby the Company would cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and delist from NASDAQ.

The proposed Take Private Transaction affords an opportunity for Mr. Zugel, Z Acquisition and their affiliates and related parties to acquire the remaining Class A Shares, while offering holders of Class A Shares a substantial premium over recent trading prices for the Class A Shares prior to September 5, 2017, the date on which Mr. Zugel and Z Acquisition entered into the Share Purchase Agreement and delivered to the Company the proposal by Mr. Zugel and Z Acquisition for a Take Private Transaction.

If the Take Private Transaction is consummated, the Company would cease to be registered under the Exchange Act and the Class A Shares would cease to trade on NASDAQ, and Mr. Zugel, Z Acquisition, the other members of the Buyer Group (as defined below) and their affiliates would be the sole equity holders of the Company. As of the date hereof, Mr. Zugel and Z Acquisition have not reached a definitive agreement with the Company with respect to a Take Private Transaction, and there can be no assurance that the parties will reach an agreement or that any Take Private Transaction will be consummated.

Effects of the Transactions

At the closing of the Share Purchase, Ramguard will sell, transfer, and assign the Target Shares to Z Acquisition, free and clear of all liens, encumbrances, or other restrictions of any kind. As a result of the Share Purchase, Mr. Zugel and Z Acquisition will own in the aggregate 6,800,000 Class A Shares, representing approximately 46.72% of the outstanding Class A Shares and other stockholders will own in the aggregate 7,755,113 Class A Shares, representing approximately 53.28% of the outstanding Class A Shares. In addition, Mr. Zugel, his family members and affiliates own 7,000,000 Class A Units of ZGP, which are potentially exchangeable on a one-for-one basis for Class A Shares in accordance with the terms of the Exchange Agreement. Mr. Zugel, as the sole trustee of the Class B Voting Trust, will continue to exercise sole control over the voting of the Company’s 20,000,000 outstanding Class B Shares and will continue to exercise voting control over the Company.

Mr. Zugel and Z Acquisition are undertaking the Share Purchase as a step towards the acquisition of all outstanding Class A Shares (other than Class A Shares held by Mr. Zugel, Z Acquisition, their family members and affiliates). Immediately following the Share Purchase, the Company’s Class A Shares will continue to be registered under the Exchange Act and will continue to trade on NASDAQ.

As of the date hereof, Mr. Zugel and Z Acquisition have not reached a definitive agreement with the Company with respect to a Take Private Transaction, and there can be no assurance that the parties will reach an agreement or that any Take Private Transaction will be consummated. However, Mr. Zugel and Z Acquisition intend to continue to pursue a definitive agreement with respect to a Take Private Transaction on the terms communicated to counsel to the Special Committee on November 20, 2017. If the parties enter into a definitive agreement with respect to a Take Private Transaction and the transaction is thereafter consummated, following the closing of the Take Private Transaction the Company’s Class A Shares will cease to be registered under the Exchange Act and will cease to trade on NASDAQ, and Mr. Zugel, Z Acquisition, their family members and affiliates will be the sole equity holders of the Company. If Mr. Zugel and Z Acquisition do not reach a definitive agreement with the Company with respect to a Take Private Transaction or the Take Private Transaction is not consummated, Mr. Zugel and Z Acquisition may seek to acquire additional Class A Shares in market or privately negotiated transactions or may pursue other alternatives with a view to terminating the registration of the Class A Shares under the Exchange Act and/or the listing of the Class A Shares on NASDAQ.

Benefits and Detriments of the Transactions to the Company, the Unaffiliated Security Holders, and the Affiliates

The Share Purchase is a private transaction among Mr. Zugel, Z Acquisition and Ramguard, and Mr. Zugel and Z Acquisition do not believe the Share Purchase in and of itself confers a benefit or a detriment to the Company or any unaffiliated holders of Class A Shares. Mr. Zugel and Z Acquisition believe that the Class A Shares are an attractive investment. In addition, the Share Purchase constitutes a step towards the potential Take Private Transaction.

The consummation of the Take Private Transaction would result in termination of the registration of the Class A Shares under the Exchange Act and the listing of the Class A Shares on NASDAQ, and would allow the Company to realize significant cost savings by eliminating the compliance, insurance, regulatory, and other costs associated with being a public reporting company. Mr. Zugel and Z Acquisition estimate that these costs savings could be approximately $[●] per year. Further, as a private company, the Company may have more latitude to focus on long-term strategic planning in a competitive business environment and more flexibility regarding its investment strategy without scrutiny or pressure from the public investment community to meet earnings expectations or short-term goals. However, there would no longer be a liquid trading market for equity securities of the Company, which might adversely impact the attractiveness of equity-based compensation programs to current and prospective employees.

The members of the Buyer Group would receive the benefit of any future appreciation in the value of the equity interests in the Company, but would bear all risks with respect to the future financial performance of the Company, which could result in losses or diminution in value of their interests in the Company.

A Take Private Transaction would allow unaffiliated holders of Class A Shares who are cashed out to realize a substantial premium for their Class A Shares relative to trading prices of the Class A Shares for periods prior to September 5, 2017 (the date of delivery by Mr. Zugel and Z Acquisition of their proposal for a Take Private Transaction). Those stockholders would not participate in future appreciation of the equity interests in the Company, but would not bear the risks of the future financial performance of the Company, which could result in losses or diminution in value.

Plans or Proposals after the Transactions

Mr. Zugel and Z Acquisition are in discussions with a potential equity financing source regarding an investment in Z Acquisition, which would be used to fund a portion of the Share Purchase. The Share Purchase, however, is not conditioned upon financing.

Mr. Zugel and Z Acquisition intend to continue to pursue the Take Private Transaction after the date hereof on the terms communicated to counsel to the Special Committee on November 20, 2017. If the parties enter into a definitive agreement with respect to a Take Private Transaction and the transaction is thereafter consummated, upon the closing of the Take Private Transaction the Company’s Class A Shares will cease to be registered under the Exchange Act and will cease to trade on NASDAQ, and Mr. Zugel, Z Acquisition, their family members and affiliates will be the sole equity holders of the Company. If Mr. Zugel and Z Acquisition do not reach a definitive agreement with the Company with respect to a Take Private Transaction or the Take Private Transaction is not consummated, Mr. Zugel and Z Acquisition may seek to acquire additional Class A Shares in the market or privately negotiated transactions or may pursue other alternatives with a view to terminating the registration of the Class A Shares under the Exchange Act and/or the listing of the Class A Shares on NASDAQ.

As of the date hereof, other than as set forth above, Mr. Zugel and Z Acquisition have no plans or proposals to make material changes in the Company’s business or operations. As described under “Special Factors—Background,” Mr. Zugel and the Company have engaged in discussions, from time to time, regarding potential acquisitions or dispositions of assets or lines of business or joint ventures. Mr. Zugel and Z Acquisition may engage in such discussions in the future and may enter into one or more such transactions in the future.

Fairness of the Transactions

Position of Christian Zugel and Z Acquisition as to the Fairness of the Transactions

Mr. Zugel and Z Acquisition believe that the Transactions are substantively and procedurally fair to Ramguard.

The Share Purchase was negotiated at arm’s length with Ramguard and Neil Ramsey. An affiliate of Ramguard and Mr. Ramsey, NAR, has been an investor in the Company since its inception, and Mr. Zugel and Z Acquisition believe that Ramguard and Mr. Ramsey are sophisticated investors who are knowledgeable about the businesses in which the Company is engaged and the benefits and risks of an investment in the Class A Shares.

In that regard, Mr. Zugel and Z Acquisition believe that Ramguard and Mr. Ramsey are familiar with the efforts undertaken by the Company since the business combination with ZGP, with the assistance of experienced legal and financial advisors, to maximize the value of the Company, and that Ramguard and Mr. Ramsey were aware that those efforts did not lead to a definitive agreement for a transaction.

The price contemplated by the Share Purchase Agreement of $4.00 per Class A Share (which would be subject to increase if Mr. Zugel and Z Acquisition enter into a definitive agreement with the Company providing for a higher price per Class A Share) represents a premium of more than 130% to the trading price of the Class A Shares on September 5, 2017, the last trading day prior to execution of the Share Purchase Agreement.

On November 16, 2017, counsel to the Special Committee conveyed to counsel to Mr. Zugel and Z Acquisition that the Special Committee, after consulting with its legal and financial advisers, had determined that the price of $4.00 per Class A Share proposed by Mr. Zugel and Z Acquisition was inadequate. Counsel to the Special Committee communicated a counterproposal with respect to a Take Private Transaction at $4.30 per Class A Share. On November 20, 2017, counsel to Mr. Zugel and Z Acquisition conveyed to counsel to the Special Committee that Mr. Zugel and Z Acquisition were prepared to increase their offer to $4.10 per Class A Share, and that that price represents Mr. Zugel and Z Acquisition’s final offer.

Mr. Zugel and Z Acquisition believe that the proposed terms of the Take Private Transaction are substantively and procedurally fair to the unaffiliated holders of Class A Shares.

The price of $4.10 per Class A Share being offered by Mr. Zugel and Z Acquisition in the proposed Take Private Transaction exceeds the price of $4.00 per Class A Share previously negotiated at arm’s length with Ramguard and Neil Ramsey.

The price of $4.10 per Class A Share being offered by Mr. Zugel and Z Acquisition in the proposed Take Private Transaction represents a premium of more than 130% to the trading price of the Class A Shares on September 5, 2017, the last trading day prior to execution of the Share Purchase Agreement and the submission by Mr. Zugel and Z Acquisition of the proposal for the Take Private Transaction.

The consideration being offered by Mr. Zugel and Z Acquisition is all cash for the remaining shareholders in the Take Private Transaction, rather than cash and notes as is the structure for the Ramguard transaction.

Mr. Zugel and Z Acquisition have irrevocably conditioned the proposed Take Private Transaction upon the approval of the Take Private Transaction by the Special Committee and by a majority of the issued and outstanding Class A Shares not held by (i) any member of the Buyer Group (as defined below), any director or executive officer of the Company, or any affiliate of any of the foregoing persons and (ii) Ramguard or any of its affiliates.

Since the business combination with ZGP, the Company has been engaged, with the assistance of experienced legal and financial advisors, in efforts to maximize the value of the Company. Those efforts did not lead to a definitive agreement for a transaction, and Mr. Zugel and Z Acquisition are not aware of any credible, alternative proposal that would deliver superior value to the unaffiliated holders of Class A Shares.

The terms of the Draft Merger Agreement proposed by Mr. Zugel and Z Acquisition would permit the Company to provide information to, and engage in negotiations with, any person who submits a proposal that would reasonably be expected to lead to a proposal that is superior to the proposed Take Private Transaction, and to terminate the merger agreement to enter into a superior proposal or for certain favorable intervening events, subject only to paying the costs and expenses of Mr. Zugel and Z Acquisition related to the proposed Take Private Transaction up to a maximum amount of $1,500,000.

While consummation of the Share Purchase and the Take Private Transaction would mean that Ramguard and other unaffiliated holders of Class A Shares would not participate in any potential future appreciation in value of the equity interests in the Company, these holders would not bear the risks of the future financial performance of the Company, which could result in continued losses or diminution in value. The Company has a history of operating losses since the business combination with ZGP, and there can be no assurance as to the future financial performance of the Company.

Fairness Report, Opinion, or Appraisal

Neither Z Acquisition nor Mr. Zugel has received any report, opinion or appraisal from an outside party that is materially related to the Share Purchase or the proposed Take Private Transaction.

If Z Acquisition and Mr. Zugel reach a definitive agreement with the Company with respect to a Take Private Transaction, the information contained in this Information Statement will be amended and supplemented, or will be superseded by a proxy statement with respect to the Take Private Transaction, to disclose any report, opinion or appraisal received by the Company from an outside party that is materially related to the Take Private Transaction.

TERMS OF THE TRANSACTIONS

General

The Share Purchase Agreement

On September 5, 2017, Z Acquisition, Ramguard and Mr. Zugel entered into the Share Purchase Agreement, pursuant to which Z Acquisition will acquire the Target Shares at the aggregate purchase price of $26 million, or $4.00 per share. The aggregate purchase price for the Target Shares is payable under the Share Purchase Agreement as follows:

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On the Closing, Z Acquisition will make a cash payment of $5 million and issue a note (the “Promissory Note”) in the principal amount of $13 million with an interest rate of 8% per annum, payable quarterly in cash, and a maturity date of December 31, 2019, in each case, to Ramguard; and

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On or before each of January 30, 2018 and April 30, 2018 Mr. Zugel will make a cash payment of $5 million and $3 million respectively to Ramguard, in each case, together with interest in the amount of $125,000.

The Share Purchase Agreement also provides that in the event that, on or before September 5, 2018, Z Acquisition, Mr. Zugel or any of their respective controlled affiliates enters into a definitive agreement with the Company or commences a tender offer recommended by the Board for a Take Private Transaction at a price per share in excess of $4.00, each of the cash consideration amounts paid or payable to Ramguard and the initial principal amount of the Promissory Note shall be adjusted on a pro rata basis, such that Ramguard shall have received (or be entitled to receive) such greater per share consideration amount. A similar adjustment in the price payable for the Target Shares will be made if within the one-year period after the execution of the Share Purchase Agreement, there is a change in control transaction or sale of a majority or more of the Class A Shares are acquired at a price per share in excess of $4.00.

In connection with these transactions, Z Acquisition and Mr. Zugel agreed to prepare and file with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 regarding the contemplated transactions as promptly as reasonably practicable following the date of the Share Purchase Agreement. The closing of the transactions contemplated by the Share Purchase Agreement is conditioned on, among other things, expiration of the applicable waiting periods under Rule 13e-3 of the Exchange Act and Schedule 13E-3.

Until the closing of these transactions or termination of the Share Purchase Agreement, (i) Ramguard has agreed not to take certain actions, including agreement not to transfer, sell, grant any option or right to purchase any beneficial interest in, or otherwise dispose of any of the Target Shares, except as contemplated by the Share Purchase Agreement, and (ii) Z Acquisition and Mr. Zugel have agreed not to take certain actions, including agreement not to transfer, sell, grant any option or right to purchase any beneficial interest in, or otherwise dispose of any securities to be pledged pursuant to a separate pledge agreement to be entered into between the parties.

Ramguard may terminate the Share Purchase Agreement if the closing of the transactions contemplated therein does not occur by February 2, 2018, i.e., within 150 days from the date of the Share Purchase Agreement. The Share Purchase Agreement (together with the terms of the Promissory Note) is attached as Annex A and is incorporated herein by reference.

The Promissory Note and Pledge Agreement

As collateral for the obligations of Z Acquisition, under the Promissory Note, Ramguard will be granted a security interest over (a) all of the equity securities of Z Acquisition, (b) all of the Class A Units of ZGP owned by Mr. Zugel, and (c) all of the equity securities of the Company and its subsidiaries held directly or indirectly by Z Acquisition, Mr. Zugel and/or any entity wholly owned by Z Acquisition or Mr. Zugel, in each case, for so long as the Promissory Note remains outstanding. If and to the extent required at any time in order to comply with the federal margin regulations, Mr. Zugel shall cause Z Acquisition either (x) to provide additional collateral for the outstanding balance of the Promissory Note or (y) prepay a portion of the outstanding balance under the Promissory Note. In the event that Mr. Zugel or any entity (other than Z Acquisition) wholly owned directly or indirectly by Mr. Zugel acquires any shares of the Company other than the Target Shares, Mr. Zugel will cause such entity to become subject to the terms of the Promissory Note to the same extent as Z Acquisition and to provide collateral with the same obligations (including pledging obligations) as Z Acquisition.

The Promissory Note will also provide that upon a default, including a payment default and any default by Z Acquisition, the Company or any subsidiary in the payment of any judgment or the payment when due of any indebtedness for borrowed money in the amount of $1 million or more, which remains uncured beyond any applicable grace period, (i) the interest rate on the Promissory Note shall increase to 12.5% and (ii) Ramguard will have the right (but not the obligation) to declare all amounts outstanding immediately due and payable and to exercise its security interest in the collateral securing the Promissory Note, and to recover collection costs (including reasonable legal fees).

Additionally, until such time that a Take Private Transaction is consummated, if any of Z Acquisition, Mr. Zugel or any of their controlled affiliates receives any dividend or distribution from the Company or Mr. Zugel receives any compensatory payments or distributions in excess of his base salary, an amount equal to the net, after-tax cash proceeds received by Z Acquisition, Mr. Zugel or any such controlled affiliate, as the case may be, will be used by Z Acquisition to repay outstanding principal under the Promissory Note. If the Take Private Transaction is consummated, after consummation, Z Acquisition will cause the Company and the Company’s subsidiaries not to consummate any sale of material assets for a price in excess of $2.5 million, and/or make any compensatory payments or distributions to Mr. Zugel in excess of his base salary; provided, however, that Ramguard’s prior written consent will not be required if an amount equal to the net, after-tax cash proceeds of any such sale of assets will be distributed by the Company and or its subsidiaries to their equity owners and an amount equal to the net, after-tax proceeds of any such sale of assets or compensatory payment or distribution received by any of Z Acquisition, Mr. Zugel or any of their controlled affiliates (other than the Company and its subsidiaries) will be used by Z Acquisition to repay outstanding principal under the Promissory Note. In addition, after consummation of a Take Private Transaction, Z Acquisition will not (i) enter into any agreement that would cause a change in control transaction or sale of a majority or more of the Class A Shares or (ii) make any distributions to its equity owners other than tax distributions until such time that the unpaid principal and any accrued and unpaid interest under the Promissory Note has been paid off.

In the event Mr. Zugel at any time is no longer an employee or officer of the Company, or is no longer the controlling shareholder of the Company and/or Z Acquisition, the unpaid principal and accrued and unpaid interest under the Promissory Note will become immediately due and payable.

All unpaid principal and accrued and unpaid interest under the Promissory Note may be paid in full or in part at the election of Mr. Zugel (x) on any quarterly interest payment date occurring on or after the date the purchase price payable by Mr. Zugel pursuant to the Share Purchase Agreement has been paid in full or (y) at any time if and to the extent required in order to comply with the federal margin regulations in the manner discussed above.

The Take Private Transaction

On September 5, 2017, following the execution and delivery of the Share Purchase Agreement, Mr. Zugel delivered a letter to the Special Committee in connection with the possible negotiated acquisition of the remaining issued and outstanding Class A Shares by way of a merger at a price of $4.00 per Class A Share. Mr. Zugel and Z Acquisition’s proposal for the Take Private Transaction is irrevocably conditioned upon the approval of the Take Private Transaction by the Special Committee and by a majority of the issued and outstanding Class A Shares not held by (i) any member of the Buyer Group, any director or executive officer of the Company, or any affiliate of any of the foregoing persons and (ii) Ramguard or any of its affiliates.

On October 5, 2017, counsel to Mr. Zugel and Z Acquisition delivered to representatives of the Company and the Special Committee a Draft Merger Agreement with respect to the Take Private Transaction. On October 26, 2017, representatives of the Company and counsel to the Special Committee provided comments on the Draft Merger Agreement. On November 16, 2017, counsel to the Special Committee advised counsel to Mr. Zugel and Z Acquisition that the Special Committee, after consulting with its legal and financial advisers, had determined that the price of $4.00 per Class A Share proposed by Mr. Zugel and Z Acquisition was inadequate. Counsel to the Special Committee communicated a counterproposal by the Special Committee for a Take Private Transaction by Mr. Zugel and Z Acquisition at a price of $4.30 per Class A Share. On November 20, 2017, counsel to Mr. Zugel and Z Acquisition conveyed to counsel to the Special Committee the response of Mr. Zugel and Z Acquisition to the Special Committee’s November 16, 2017 counterproposal. Counsel to Mr. Zugel and Z Acquisition reported that Mr. Zugel and Z Acquisition were prepared to increase their offer to $4.10 per Class A Share, and that that price represents Mr. Zugel and Z Acquisition’s final offer. Counsel to Mr. Zugel and Z Acquisition also reported that Mr. Zugel and Z Acquisition are prepared to address a number of the Special Committee’s proposed changes to the Draft Merger Agreement, but are not prepared to make certain other changes requested by the Special Committee, including the elimination of conditions to the Take Private Transaction relating to maximum transaction expenses of the Company, dissenters’ rights and pending and threatened legal proceedings. Counsel to Mr. Zugel and Z Acquisition indicated that they would provide a revised Draft Merger Agreement to counsel to the Special Committee and that, if the Special Committee is prepared to move forward on the basis of the revised Take Private Proposal, Mr. Zugel and Z Acquisition’s goal is to finalize an agreement by the end of the week of November 27, 2017.

As of the date hereof, Mr. Zugel and Z Acquisition have not reached a definitive agreement with the Company with respect to a Take Private Transaction, and there can be no assurance that the parties will reach an agreement or that any Take Private Transaction will be consummated. The description of the proposed terms of the Take Private Transaction contained in this Information Statement reflects the terms set forth in the Draft Merger Agreement, as revised to reflect the proposal of Mr. Zugel and Z Acquisition communicated on November 20, 2017. If the parties reach a definitive agreement with respect to a Take Private Transaction, this Information Statement will be amended and supplemented, or will be superseded by a proxy statement with respect to the Take Private Transaction, to reflect the material terms of the definitive agreement.

The Draft Merger Agreement contemplates that the parties to the Draft Merger Agreement would be Z Acquisition, the Company and a new, wholly owned subsidiary of the Company organized under the laws of the State of Delaware. At the effective time of the merger contemplated by the Draft Merger Agreement (the “Merger”), each Class A Share (other than (i) Class A Shares owned by Mr. Zugel, Z Acquisition, any member of Mr. Zugel’s family, any trust for members of Mr. Zugel’s family, and Mr. Zugel’s former spouse (collectively, the “Buyer Group”), (ii) any Target Shares, (iii) any Class A Shares as to which the holder is entitled to demand, and properly demands, appraisal of such Class A Shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the Delaware General Corporation Law, and (iv) any Class A Shares held in the Company’s treasury) would be converted into the right to receive $4.10 per share, in cash (the “Merger Consideration”). At the effective time, all Company restricted stock units outstanding immediately prior to the effective time (whether vested or unvested) would terminate and be cancelled and converted into the right to receive, in respect of each Class A Share underlying such restricted stock unit, an amount in cash equal to the Merger Consideration, less applicable taxes required to be withheld with respect to such payment. The funds required to consummate the Merger would be obtained from the Company’s existing cash and cash equivalents at the time of the Merger.

Under the Draft Merger Agreement, the obligation of each of the parties to consummate the Merger would be subject to the satisfaction of the following conditions:

(a)
Receipt of (i) stockholder approval of the Merger in accordance with the Company’s certificate of incorporation and Delaware law and (ii) approval of the Merger by the affirmative vote of holders of a majority of the outstanding Class A Shares other than (i) shares held by any member of the Buyer Group, any director or executive officer of the Company, or any affiliate of any of the foregoing persons and (ii) any shares held by Ramguard or any of its affiliates (including any Target Shares, regardless of whether the transactions contemplated by the Share Purchase Agreement have been consummated as of the time of the vote of holders of Class A Shares);

(b)	No law shall have been enacted or promulgated and no order, judgment or decree shall be in effect, in either case, which renders illegal or prohibits the consummation of the Merger;

(c)	The Company shall have received a solvency opinion.

Under the Draft Merger Agreement, the obligation of the Company to consummate the Merger would be subject to the satisfaction or, where permissible, waiver of the following condition, among others: The Share Purchase shall have been consummated in accordance with the terms of the Share Purchase Agreement.

Under the Draft Merger Agreement, the obligation of Z Acquisition to consummate the Merger would be subject to the satisfaction or, where permissible, waiver of the following conditions, among others:

(a)	Since the date of the agreement, no material adverse effect on the Company shall have occurred;

(b)	The Company’s transaction expenses will not exceed $4,500,000;

(c)
The number of Class A Shares as to which a properly executed notice of appraisal has been received by the Company and not withdrawn as of immediately prior to the effective time shall not exceed 236,650 Class A Shares; and

(d)
 There shall be no legal proceeding (including any stockholder class action, derivative or similar proceeding) pending or threatened in writing, that arises out of or relates to the agreement, the Merger or the other transactions contemplated by the agreement.

In view of Mr. Zugel’s knowledge of the business of the Company, as its Chairman and Chief Investment Officer, the merger agreement would contain limited representations and warranties of the Company.

The Draft Merger Agreement includes a customary prohibition on the Company or its representatives initiating, soliciting, encouraging, inducing or assisting any inquiry or the making, submission or announcement of any proposal or offer that constitutes, or would reasonably be expected to lead to, any competing acquisition proposal. However, if the Board or any committee (including the Special Committee) determined that an acquisition proposal constituted or would reasonably be expected to lead to a superior proposal, the Company would be permitted to (i) furnish information to the person making the proposal, and (ii) participate in discussions and negotiations regarding the proposal. The Board or a committee thereof would be permitted to change its recommendation with respect to the Merger, if (x) the Board or any committee determined that the competing acquisition proposal was superior to the Merger, from a financial point of view for the holders of Class A Shares, and reasonably likely to be consummated, or (y) in the event of certain favorable intervening events that were not known or foreseen at the time of execution of the Merger Agreement, in each case subject to providing Z Acquisition notice at least five business days in advance that the Board or such committee intends to change its recommendation.

If the merger agreement were terminated by reason of a change in recommendation, the Company would be required to reimburse Z Acquisition for its documented fees and expenses up to $1,500,000.

The parties have not reached a definitive agreement with respect to a Take Private Transaction, and there can be no assurance that the parties will reach an agreement or that any Take Private Transaction will be consummated. The foregoing description of certain terms of the Draft Merger Agreement is provided for informational purposes only. If the parties reach a definitive agreement with respect to a Take Private Transaction, this Information Statement will be amended and supplemented, or will be superseded by a proxy statement with respect to the Take Private Transaction, to reflect the material terms of the definitive agreement.

Interests of Certain Persons in the Transactions

Other than Mr. Zugel, none of the directors and executive officers of the Company has any interest in the Share Purchase.

If Z Acquisition and Mr. Zugel reach a definitive agreement with the Company with respect to a Take Private Transaction, the information contained in this Information Statement will be amended and supplemented, or will be superseded by a proxy statement with respect to the Take Private Transaction, to disclose any interests of the Company’s directors and executive officers in the Take Private Transaction that are different from, and in addition to, the interests of holders of Class A Shares generally, or that may present, or appear to present, a conflict of interest.

Regulatory Approvals Relating to the Transactions

Other than approvals of the United Kingdom Financial Conduct Authority and the filing of a Transaction Statement on Schedule 13E-3 and any amendments thereto with the SEC, we are not aware of any U.S. or non-U.S. regulatory requirements that must be complied with or approvals that must be obtained to complete the Share Purchase or the proposed Take Private Transaction. If any additional approvals or filings are required, we will use commercially reasonable efforts to obtain those approvals and make any required filings before completing the transactions.

Expenses of the Transactions

All fees and expenses incurred in connection with the Share Purchase, the Share Purchase Agreement, and any other transactions contemplated thereby will be paid by the party incurring such fees and expenses.

Funding of the Transactions

The approximate total amount of funds to be used in the Share Purchase are $26 million, and the source of funds is expected to be personal funds of Mr. Zugel as well as equity contributions from other potential investors in Z Acquisition.

The approximate total amount of funds which would be required for the Take Private Transaction is $[●] (including fees and expenses, and assuming a price of $4.10 per Class A Share in the Take Private Transaction). Such funds would be obtained from cash and investments of the Company.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences of the Take Private Transaction to U.S. Holders (as defined below) of Class A Shares. This discussion assumes the Take Private Transaction is consummated pursuant to the terms set forth in the Draft Merger Agreement. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this Information Statement and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of this discussion. This discussion is not a complete description of all of the tax consequences of the Take Private Transaction and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Class A Shares (other than Ramguard) that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if  (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is subject to U.S. federal income tax regardless of its source.

This discussion applies only to U.S. Holders that hold Class A Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances and does not apply to U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as, for example, banks and other financial institutions, tax-exempt organizations, partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities), regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign-investment companies, insurance companies, mutual funds, dealers or brokers in stocks and securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, persons subject to the alternative minimum tax, persons who acquired Class A Shares pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, persons who actually or constructively own more than 5% of the outstanding stock of the Company, persons who would actually or constructively (pursuant to Section 302(c) of the Code) own stock in the Company following the Take Private Transaction, persons whose functional currency is not the U.S. dollar, persons who hold Class A Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, and United States expatriates.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Class A Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Class A Shares and any partners in such partnership should consult their own tax advisors regarding the tax consequences of the Take Private Transaction to them.

All holders of Class A shares should consult their own tax advisors as to the particular tax consequences to them of the Take Private Transaction, including the applicability and effect of any U.S. federal, state, local, non-U.S. and other tax laws.

Consequences of the Take Private Transaction

If the Take Private Transaction were completed as proposed in the Draft Merger Agreement, a U.S. Holder that receives the Merger Consideration in the Merger would be treated as having received the Merger Consideration in a complete redemption of all of such U.S. Holder’s Class A Shares. Such complete redemption would be treated as a distribution in exchange for such U.S. Holder’s Class A Shares for U.S. federal income tax purposes. Accordingly, such U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the Merger Consideration and the U.S. Holder’s adjusted tax basis in its Class A Shares. Any capital gain or loss would be long-term capital gain or loss to the extent the U.S. Holder had held the Class A Shares for more than one year at the time of the completion of the Merger. The deductibility of capital losses is subject to limitations. A U.S. Holder that acquired Class A Shares at different times and/or for different prices would separately determine its gain or loss and holding period with respect to each Class A Share.

Information Reporting and Backup Withholding

Cash payments received by a U.S. Holder in the Take Private Transaction would be subject to information reporting and may, under certain circumstances, be subject to backup withholding if the U.S. Holder is not exempt from backup withholding and fails to provide its taxpayer identification number in the manner required. Backup withholding is not an additional tax. Any amounts so withheld would be refunded or allowed as a credit against the U.S. Holder’s federal income tax liability, if any, provided that the required information were timely furnished to the IRS.

The U.S. federal income tax consequences set forth immediately above are included for general information purposes. This discussion is not a substitute for careful tax planning and advice. Because individual circumstances may be different, each U.S. Holder is urged to consult its own tax advisor as to its own specific tax consequences.

Accounting Treatment

The Share Purchase has no effect on the financial statements of the Company.

The Take Private Transaction will be accounted for in accordance with U.S. GAAP. If the parties reach a definitive agreement with respect to the Take Private Transaction, this Information Statement will be amended and supplemented, or will be superseded by a proxy statement with respect to the Take Private Transaction, to provide additional disclosure with respect to the accounting treatment of the Take Private Transaction.

Dissenters’ Rights

The Share Purchase is not subject to the approval of holders of Class A Shares and does not give rise to dissenters’ rights of appraisal. The merger contemplated by the proposed Take Private Transaction would be subject to stockholder approval, and would give rise to dissenters’ rights of appraisal. If Z Acquisition and Mr. Zugel reach a definitive agreement with the Company with respect to a Take Private Transaction, the information contained in this Information Statement will be amended and supplemented, or will be superseded by a proxy statement with respect to the Take Private Transaction, to provide disclosure with respect to dissenters’ rights of appraisal under applicable law.

CERTAIN PROJECTIONS

The Company does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, financial forecasts were from time to time prepared by management for the information of the Board and the Special Committee and made available to potential interested parties in connection with the Company’s efforts to maximize the value of the Company.

In his capacity as Chairman and Chief Investment Officer of the Company, Mr. Zugel is generally involved in the preparation of, or has access to, the Company’s financial forecasts. A summary of the Company’s financial forecasts as of August 16, 2017 (the “August Forecasts”), which were provided to certain potential interested parties and which were the most recent financial forecasts of the Company provided to Z Acquisition and Mr. Zugel prior to September 5, 2017, the date of the Share Purchase and the proposal by Mr. Zugel and Z Acquisition with respect to the Take Private Transaction, is being included in this Information Statement for the information of unaffiliated holders of Class A Shares. Management of the Company also prepared financial forecasts in March and May 2017 in connection with the Company’s evaluation of strategic alternatives and its discussions with third parties. Those financial forecasts contain different revenue and expense assumptions that result in lower (or higher negative) Adjusted EDITDA and lower Pre-Tax Income (or a greater pre-tax loss) and do not include forecasted financial information for years 2021 and 2022. The August Forecasts are included in this Information Statement since they cover additional years and may be viewed as more favorable to a holder of Class A Shares than the other 2017 forecasts noted above.

Mr. Zugel and Z Acquisition understand that, in connection with the Special Committee’s engagement of Houlihan Lokey as financial advisor to the Special Committee, the Company made available to Houlihan Lokey updated financial forecasts as of October 30, 2017 (the “October Forecasts” and, together with the August Forecasts, the “Forecasts”). A summary of the October Forecasts is being included in this Information Statement for the information of unaffiliated holders of Class A Shares. The October Forecasts, among other things, reflect the impact of the Company’s disposition in October 2017 of a portion of its interest in ZAIS Zephyr A-6, LP, as described in the Company’s Form 10-Q filed with the SEC on November 13, 2017.

The inclusion of the Forecasts should not be regarded as an indication that Mr. Zugel, Z Acquisition or the Company considered, or now considers, such financial forecasts to be a reliable prediction of future results. No person has made or makes any representation to any stockholder regarding the information included in these financial forecasts.

Mr. Zugel and Z Acquisition believe that the Forecasts were prepared in good faith and on a reasonable basis based on the information available to Company management at the time the information was prepared. However, while presented with numerical specificity, internal financial forecasts upon which the Forecasts were based are subjective in many respects. The Forecasts reflect numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties and beyond the Company’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The Forecasts were prepared for internal use (including by the Board and the Special Committee) and to assist with the analysis of potential transactions and not with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projected financial information included herein has been prepared by the Company.

Projections of this type are based on estimates and assumptions that are inherently subject to factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of the Company. Because the projections cover multiple years, such information by its nature generally becomes less reliable with each successive year. The financial projections do not take into account any circumstances or events occurring after the date they were prepared.

The projected financial information includes non-GAAP financial measures, which were presented because Company management believed that such measures could be useful indicators of the Company’s projected future operating performance and cash flow. However, non-GAAP measures presented in the projected financial information may not be comparable to similarly titled measures of other companies.

The projected financial information has been prepared on a basis consistent with the accounting principles used in the historical financial statements. However, the calculations for (definitions of) non-GAAP measures varied for certain projections even though the non-GAAP terminology might have been the same as that for other projections. For the foregoing reasons, as well as the bases and assumptions on which the financial projections were compiled, the inclusion of specific portions of the financial projections in this Information Statement should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Holders of Class A Shares are cautioned not to place undue reliance on the financial projection information in this Information Statement because of the inherent risks and uncertainties associated with such long-range financial forecasts. Except as required by applicable securities laws, Mr. Zugel and Z Acquisition do not intend to update or otherwise revise the financial projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

August Forecasts

	2017	2018	2019	2020	2021	2022
Revenues
Management Fees	$15,091	$19,597	$24,901	$27,940	$30,431	$33,652
Incentive Fees	13,693	9,111	10,271	11,581	12,414	13,327
Other	5,666	4,919	5,949	6,980	8,010	8,835
Total revenues	34,450	33,627	41,122	46,501	50,855	55,814
Expenses
Salaries	9,284	9,470	9,659	9,853	10,050	10,251
Incentive Compensation	12,289	10,056	11,367	12,679	13,428	14,117
Payroll Tax and Benefits	2,043	2,045	2,102	2,161	2,211	2,262
Professional Fees	6,149	6,334	6,524	6,720	6,921	7,129
Research Expenses	1,971	2,030	2,091	2,154	2,218	2,285
Other Expenses	5,652	5,523	5,688	5,762	6,034	6,215
Total expenses	37,388	35,457	37,432	39,424	40,863	42,259
Other Income	409	409	409	409	409	409
Adjusted EBITDA	(2,529)	(1,421)	4,099	7,485	10,401	13,964
Stock Compensation	1,532	1,012	993	733	-	-
Severance	72	-	-	-	-	-
Depreciation and Amortization	253	253	253	253	253	253
Pre-Tax Profit	(4,387)	(2,686)	2,854	6,499	10,148	13,711

October Forecasts

	2017	2018	2019	2020	2021	2022
Revenues
Management Fees	$15,692	$21,076	$27,700	$33,471	$37,002	$40,239
Incentive Fees	10,848	7,413	7,736	8,210	8,709	9,242
Other	4,901	1,885	4,597	6,809	6,732	6,669
Total revenues	31,440	30,374	40,033	48,491	52,443	56,150
Expenses
Salaries	9,318	9,504	9,694	9,888	10,086	10,288
Incentive Compensation	12,221	10,056	11,367	12,679	13,428	14,117
Payroll Tax and Benefits	1,577	2,052	2,109	2,168	2,219	2,269
Professional Fees	5,447	5,610	5,779	5,952	6,130	6,314
Research Expenses	2,516	2,591	2,669	2,749	2,831	2,916
Other Expenses	6,151	5,652	5,821	5,996	6,176	6,361
Total expenses	37,229	35,465	37,439	39,432	40,870	42,266
Other Income	312	312	312	312	312	312
Adjusted EBITDA	(5,477)	(4,779)	2,905	9,371	11,885	14,196
Stock Compensation	1,308	1,138	992	978	-	-
Severance	72	-	-	-	-	-
Depreciation and Amortization	275	59	59	59	-	-
Pre-Tax Profit	(7,132)	(5,976)	1,854	8,335	11,885	14,196

TRANSACTIONS IN THE CLASS A SHARES

Other than the Share Purchase, neither Mr. Zugel nor Z Acquisition has engaged in any transaction in the Class A Shares since the business combination between the Company and ZGP, including during the past two years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of November 20, 2017 regarding the beneficial ownership of the Company’s Class A Shares and Class B Shares by (i) each person known to the Company to be the beneficial owner of 5% or more of the outstanding Class A Shares, (ii) the Company’s named executive officers, (iii) the Company’s directors and (iv) all of the Company’s directors and executive officers as a group. Beneficial ownership includes any shares over which the beneficial owner has sole or shared voting or investment power and also any shares that the beneficial owner has the right to acquire within 60 days of such date through the exercise of options or other rights. The percentages below are based on 14,555,113 Class A Shares outstanding and 20,000,000 shares of the Company’s Class B Shares outstanding as of November 20, 2017. Similarly, share amounts and corresponding percentages for each person holding Class A Units that are potentially exchangeable for Class A Shares within 60 days assume that the person has received one share of the Company’s Class A Shares for each such Class A Unit, notwithstanding that it is up to the Company’s discretion whether, upon an exchange, the holder is to receive stock, cash or a combination of the two. The total number of shares of Class A Shares outstanding used in calculating percentages for each person assumes that no shares of Class A Shares have been issued for Class A Units held by other persons.

Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of the Company’s principal executive office, Two Bridge Avenue, Suite 322, Red Bank, New Jersey 07701.

Names	Class A Shares Beneficially Owned	Percentage of Outstanding Class A Shares	Class B Shares Beneficially Owned	Percentage of Outstanding Class B Shares
Class B Voting Trust	—	—	20,000,000	100%
Executive Officers and Directors
Christian Zugel (1)	7,631,250	49.6%	20,000,000	100%
Michael Szymanski	102,585	*	—	—
Howard E. Steinberg	38,205	*	—	—
Nisha Motani	20,490	*	—	—
Greg Barrett	43,900	*	—	—
Mark Russo	20,490	*	—	—
John Burke	35,091	*	—	—
James Zinn	45,091	*	—	—
Paul B. Guenther	45,091	*	—	—
All directors and executive officers as a group (nine persons)	7,982,193	51.5%	20,000,000	100%
Other 5% or Greater Beneficial Owners
Neil A. Ramsey (2)	9,585,287	65.9%	—	—
Royce & Associates, LLC (3)	1,021,060	7.4%	—	—

*  Denotes less than 1%.

(1)
Mr. Zugel is the sole trustee of the Class B Voting Trust and, in such capacity, has voting and investment power over the Class B Shares held therein. Includes 6,500,000 Class A Shares that Mr. Zugel and Z Acquisition may acquire pursuant to the Share Purchase Agreement. Also includes 831,250 Class A Shares that potentially could be acquired on November 20, 2017 if Mr. Zugel elected to exchange an equal number of Class A Units in accordance with the terms of the Exchange Agreement. The Exchange Agreement limits exchanges to 25% of the holder’s aggregate Class A Units annually. The Company may elect to issue Class A Shares or pay cash (or do a combination of the two) for exchanged Class A Units. Notwithstanding his rights under the Exchange Agreement, Mr. Zugel disclaims beneficial ownership of such Class A Shares as the Audit Committee of the Company has discretion to determine whether Mr. Zugel receives Class A Shares, cash or a combination of the two, upon an election to exchange Class A Units under the Exchange Agreement. Excludes an aggregate of 187,498 Class A Shares currently held and 568,750 Class A Shares that could be acquired under the Exchange Agreement by two trusts that are governed by an independent trustee and by Mr. Zugel’s spouse. Mr. Zugel disclaims beneficial ownership of all such shares for the additional reason that he does not have or share voting or investment power over such shares.

(2)
According to a Schedule 13D filed on September 5, 2017, 9,207,056 of the shares reported (including 6,500,000 shares that may be acquired pursuant to the Share Purchase Agreement) were held by Ramguard and 378,231 shares are held by NAR. Mr. Ramsey is the manager of Ramguard and has sole voting and dispositive power over the shares held by Ramguard, and the managing member of NAR and has sole voting and dispositive power over the shares held by NAR. The business address for this stockholder is 1515 Ormsby Station Court, Louisville, KY 40223.

(3)
According to a Schedule 13G filed on January 23, 2017, the 1,021,060 shares reported are held by Royce & Associates, LLC. The business address for this stockholder is 745 Fifth Avenue, New York, NY 10151.

The following table assumes that the 7,000,000 Class A Units owned by the ZGP Founders were exchanged into shares of Class A Shares and that 103,683 RSUs held by independent directors have vested. Accordingly, the beneficial ownership of Class A Shares and the percentages in the following table are based on 21,658,796 shares of Class A Shares outstanding and 20,000,000 Class B Shares outstanding as of November 20, 2017.

Beneficial Ownership on a Fully Diluted Basis

Names	Class A Shares Beneficially Owned	Percentage of Outstanding Class A Shares	Class B Shares Beneficially Owned	Percentage of Outstanding Class B Shares
Class B Voting Trust	—	—	20,000,000	100%
Executive Officers and Directors
Christian Zugel (1)	10,125,000	46.7%	20,000,000	100%
Michael Szymanski	102,585	*	—	—
Howard E. Steinberg	38,205	*	—	—
Nisha Motani	20,490	*
Greg Barrett	43,900	*
Mark Russo	20,490	*
John Burke (2)	69,652	*	—	—
James Zinn (2)	79,652	*	—	—
Paul B. Guenther (2)	79,652	*	—	—
All directors and executive officers as a group (nine persons)	10,579,626	48.8%	20,000,000	100%
Other 5% or Greater Beneficial Owners (as listed in the table above)
Neil A. Ramsey (3)	9,585,287	44.3%	—	—
Royce & Associates, LLC (4)	1,021,060	4.7%	—	—

* Denotes less than 1%.

(1)
Mr. Zugel is the sole trustee of the Class B Voting Trust and, in such capacity, has voting and investment power over the Class B Shares held therein. Includes 6,500,000 Class A Shares that Mr. Zugel and Z Acquisition may acquire pursuant to the Share Purchase Agreement. Also includes 3,325,000 Class A Shares that could be potentially acquired if Mr. Zugel elected to exchange an equal number of Class A Units in accordance with the terms of the Exchange Agreement (and ignoring the 25% annual limit on exchanges in the Exchange Agreement). The Company may elect to issue Class A Shares or pay cash (or do a combination of the two) for exchanged Class A Units. Notwithstanding his rights under the Exchange Agreement, Mr. Zugel disclaims beneficial ownership of such Class A Shares as the Audit Committee of the Company has discretion to determine whether Mr. Zugel receives Class A Shares, cash or a combination of the two, upon an election to exchange Class A Units under the Exchange Agreement. Excludes an aggregate of 187,498 Class A Shares currently held and 2,275,000 Class A Shares that could be acquired under the Exchange Agreement by two trusts that are governed by an independent trustee and by Mr. Zugel’s spouse. Mr. Zugel disclaims beneficial ownership of all such shares for the additional reason that he does not have or share voting or investment power over such shares.

(2)
Includes 21,073 RSUs held by each of Messrs. Burke, Zinn and Guenther that are expected to vest on May 9, 2018 and 13,488 RSUs held by each of Messrs. Burke, Zinn and Guenther that are expected to vest on November 7, 2018. Upon vesting, the Company will issue to the holder of RSUs the number of Class A Shares equal to the number of vested RSUs.

(3)
According to a Schedule 13D filed on September 5, 2017, 9,207,056 of the shares reported (including 6,500,000 shares that may be acquired pursuant to the Share Purchase Agreement) were held by Ramguard and 378,231 shares are held by NAR. Mr. Ramsey is the manager of Ramguard and has sole voting and dispositive power over the shares held by Ramguard, and is the managing member of NAR and has sole voting and dispositive power over the shares held by NAR. The business address for this stockholder is 1515 Ormsby Station Court, Louisville, KY 40223.

(4)
According to a Schedule 13G filed on January 23, 2017, the 1,021,060 shares reported are held by Royce & Associates, LLC. The business address for this stockholder is 745 Fifth Avenue, New York, NY 10151.

FINANCIAL INFORMATION

The Company’s financial statements and other information required by Item 1010(a) of Regulation M-A are incorporated herein by reference from “Item 8. Financial Statements and Supplementary Data” included in the Company’s Form 10-K filed with the SEC on March 24, 2017, and from “Item. 1 Financial Statements” included in the Company’s 10-Q filed with the SEC on November 13, 2017.

The Company’s ratio of earnings to fixed charges is not measurable.

The Company’s book value per share as of the date of its most recent balance sheet is $2.82.

COMPARATIVE MARKET PRICE DATA

The principal market for the Class A Shares is the NASDAQ Stock Market and the table below shows the highs and lows per share closing prices of the Class A Shares for the periods indicated.

2017	High	Low
Third quarter	$3.84	$1.72
Second quarter	$2.57	$2.07
First quarter	$4.32	$1.43
2016
Fourth quarter	$2.14	$1.32
Third quarter	$3.93	$2.01
Second quarter	$4.54	$1.41
First quarter	$8.64	$3.58
2015
Fourth quarter	$10.85	$8.99
Third quarter	$10.94	$5.71
Second quarter	$12.21	$8.80
First quarter	$10.50	$8.51

DIVIDENDS

The Company has not declared or paid dividends during the past two fiscal years on the Class A Shares.

RELATED PARTY TRANSACTIONS

Information regarding significant related-party transactions is incorporated herein by reference from “Item 13. Certain Relationships and Related Transactions and Director Independence” included in the Company’s Form 10-K filed with the SEC on March 24, 2017.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this Information Statement contains forward-looking statements. Such statements are based upon current intent, beliefs, or expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical facts may be deemed to be forward looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” expects,” “intends,” “seeks,” “estimates,” and similar expressions or variations of these words are intended to identify forward-looking statements. Statements regarding future events and developments and the Company’s future performance, as well as the Company’s expectations, beliefs, plans, estimates, or projections relating to the future, are forward-looking statements within the meaning of these laws. Z Acquisition and Mr. Zugel believe that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. These statements are based on current intent, belief, or expectations and speak only as of the date of such statements. Z Acquisition and Mr. Zugel undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information, or otherwise. All forward-looking statements are subject to certain risks and uncertainties that could cause actual events to differ materially from those anticipated.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read the Company’s SEC filings, including this information statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document the Company files with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

THIS INFORMATION STATEMENT IS DATED [●], 2017 AND SUBJECT TO COMPLETION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS INFORMATION STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of September 5, 2017, is made by and among Z Acquisition LLC, a Delaware limited liability company (“Buyer”), Ramguard LLC, a Delaware limited liability company (as successor-in-interest by conversion to d.Quant Special Opportunities Fund, L.P., a Delaware limited partnership) (“Seller”) and Christian Zugel (“CZ”).
RECITALS

WHEREAS, as of the date hereof, Seller owns 9,207,056 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of ZAIS Group Holdings, Inc., a Delaware corporation (the “Company”).

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to sell, assign and transfer to Buyer, and Buyer desires to purchase from Seller, 6,500,000 shares of Class A Common Stock of the Company (the “Target Shares”), free and clear of all liens, encumbrances or other restrictions of any kind (“Liens”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the parties hereto hereby approve and adopt this Agreement and mutually covenant and agree with each other as follows:
ARTICLE I
 PURCHASE AND SALE

Section 1.01     Purchase and Sale.
(a) On the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined below), Seller agrees to sell, transfer and assign to Buyer, and Buyer agrees to purchase from Seller, all of Seller’s right, title and interest in and to the Target Shares, free and clear of all Liens.
(b) At the Closing, Seller shall deliver, or cause to be delivered, to Buyer one or more certificates representing the Target Shares, each duly endorsed in blank or accompanied by stock powers or other instruments of transfer in proper form for transfer.

Section 1.02     Purchase Price.
(a) The aggregate purchase price to be paid by Buyer for the Target Shares shall be an amount equal to $26,000,000, which shall consist of (i) $13,000,000 in cash (the “Cash Purchase Price”) and (ii) a promissory note reflecting the terms set forth on Schedule A attached hereto (the “Promissory Note”) secured by a pledge agreement reflecting the terms set forth on Schedule A attached hereto (the “Pledge Agreement”).
(b) Buyer or CZ, as applicable, shall pay, or cause to be paid, the Cash Purchase Price to Seller in installments as follows, in each case, by wire transfer of immediately available funds to an account designated by Seller:
(i) $5,000,000 shall be paid to Seller by Buyer on the Closing Date;
(ii) $5,000,000, plus interest in the aggregate amount of $125,000, shall be paid to Seller by CZ on or prior to January 30, 2018; and
(iii) $3,000,000, plus interest in the aggregate amount of $125,000, shall be paid to Seller by CZ on or prior to April 30, 2018.
(c) Buyer shall issue the Promissory Note to Seller on the Closing Date.
(d) Buyer, CZ and any other equity owners of Buyer shall deliver to Seller the executed Pledge Agreement and possession of the collateral described in the Pledge Agreement on the Closing Date.

Section 1.03     Closing.  Subject to the fulfillment or waiver of the conditions precedent set forth in Article V (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York, at 9:00 a.m. New York City time on the third (3rd) business day after all of the conditions set forth in Article V have been satisfied or waived (other than those conditions that by their terms are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or such other date as Buyer and Seller shall agree in writing. For purposes of this Agreement, the term “Closing Date” shall mean the date on which the Closing takes place.  Seller may terminate this Agreement if the Closing does not occur within one hundred fifty (150) days from the date of this Agreement.
ARTICLE II
 REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:
Section 2.01     Organization.  Seller is duly formed, validly existing, and in good standing under the laws of the State of Delaware.
Section 2.02     Power and Authority; Effect of Agreement.  Seller has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary company action. This Agreement is a valid and binding obligation of Seller, enforceable against Seller in accordance with the terms hereof, except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar laws affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”).
Section 2.03     No Conflicts.  The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated by this Agreement will not (a) conflict with or violate any provision of Seller’s organizational documents, (b) result in any violation or default, give rise to a right of termination or require any notice or consent, under any provision of any material contract to which Seller is a party or by which its properties are bound, (c) require any consent, approval, licence, permit, order or authorization of, or registration, declaration or filing with, or permit from, any federal, state, local or foreign government or any court of compenent jurisdiction, administrative agency, commission or other governmental authority or instrumentality (other than filings by Seller under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended) or (d) conflict with or violate any laws, regulations, rules, statutes or orders (“Laws”) applicable to Seller, except, in the case of clauses (b), (c) and (d), where such conflict, violation, default, right of termination or requirement would not, and would not reasonably be expected to, prevent or materially delay the ability of Seller to consummate the transactions contemplated by this Agreement.
Section 2.04     Ownership of Target Shares.  Seller owns beneficially and has good, valid and marketable title to the Target Shares, free and clear of all Liens.  Seller has the right, authority and power to sell, assign and transfer the Target Shares to Buyer. Upon the delivery of the Target Shares to Buyer, Buyer will acquire beneficial and legal title to the Target Shares, free and clear of all Liens.
ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF BUYER AND CZ

Buyer and CZ hereby jointly and severally represent and warrant to Seller as of the date hereof and as of the Closing Date as follows:
Section 3.01     Organization.  Buyer is duly formed, validly existing, and in good standing under the laws of the State of Delaware.
Section 3.02     Power and Authority; Effect of Agreement.  Buyer and CZ each  have the requisite power and authority to execute and deliver this Agreement and, as applicable, the Promissory Note and the Pledge Agreement, to perform their respective obligations hereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and, as applicable, the Promissory Note and the Pledge Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability company action. This Agreement is a valid and binding obligation of each of Buyer and CZ, enforceable against Buyer and CZ in accordance with the terms hereof, except as enforceability may be limited by the Bankruptcy and Equity Exception.  When executed and delivered at the Closing, each of the Promissory Note and the Pledge Agreement will be a valid and binding obligation of each of Buyer and, insofar as he is a party thereto, CZ, enforceable against Buyer and CZ in accordance with the terms thereof, except as enforceability may be limited by the Bankruptcy and Equity Exception.
Section 3.03     No Conflicts.  The execution, delivery and performance by Buyer and CZ of this Agreement and, as applicable, the Promissory Note and Pledge Agreement and the consummation by Buyer and CZ of the transactions contemplated by this Agreement will not (a) conflict with or violate any provision of Buyer’s organizational documents, (b) result in any violation or default, give rise to a right of termination or require any notice or consent, under any provision of any material contract to which Buyer or CZ, as applicable, is a party or by which its properties are bound, (c) require any consent, approval, licence, permit, order or authorization of, or registration, declaration or filing with, or permit from, any federal, state, local or foreign government or any court of compenent jurisdiction, administrative agency, commission or other governmental authority or instrumentality (other than the filing of the Schedule 13E-3 (as defined below)) or (d) conflict with or violate any Laws applicable to Buyer or CZ, as applicable, except, in the case of clauses (b), (c) and (d), where such conflict, violation, default, right of termination or requirement would not, and would not reasonably be expected to, prevent or materially delay the ability of Buyer or CZ, as applicable, to consummate the transactions contemplated by this Agreement.
Section 3.04     Financial Capacity.  Each of Buyer and CZ (independent of and without any reliance on Buyer) will have sufficient cash, marketable securities or other sources of immediately available funds necessary to pay all amounts owed by Buyer or CZ, as applicable, under this Agreement and the Promissory Note as and when such amounts are required to be paid, without any restriction on the use of such funds for such purpose.
Section 3.05     Investment Intent.  Buyer is acquiring the Target Shares for its own account for investment purposes only and not with a view to or for distributing or reselling such Target Shares or any portion thereof, and has no present intention of distributing any of such Target Shares.

ARTICLE IV
ACTIONS PRIOR TO THE CLOSING
Section 4.01     Schedule 13E-3. As promptly as reasonably practicable following the date of this Agreement, Buyer and CZ shall prepare and cause to be filed with the Securities and Exchange Commission (the “SEC”), and Seller shall cooperate with Buyer and CZ in the preparation of, a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the transactions contemplated by this Agreement (the “Schedule 13E-3”).  Without limiting the generality of the foregoing, Seller will promptly furnish to Buyer and CZ the information relating to it that is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) to be set forth in the Schedule 13E-3 or that is otherwise reasonably requested by Buyer or CZ. Buyer and CZ agree that on the date of mailing to the stockholders of the Company, the Schedule 13E-3 will comply in all material respects with the applicable provisions of the Exchange Act. Buyer and CZ will use their respective reasonable best efforts to have the Schedule 13E-3 cleared by the SEC as promptly as reasonably practicable following its filing with the SEC. Buyer and CZ will cause the Schedule 13E-3 to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Schedule 13E-3 is cleared by the SEC.
Section 4.02     Restriction on Transfer. Seller shall not transfer, sell, pledge (or subject to any Lien), assign, exchange or otherwise dispose of, or grant any option or right to purchase any beneficial interest in, any of the Target Shares, except as expressly contemplated by the terms of this Agreement or otherwise enter into any agreement, contract or understanding with respect to the Target Shares that would be inconsistent with the terms of this Agreement or the transactions contemplated hereby.  Neither Buyer nor CZ shall transfer, sell, pledge (or subject to any Lien), assign, exchange or otherwise dispose of, or grant any option or right to purchase any beneficial interest in, or otherwise enter into any agreement, contract or understanding with respect to any securities to be pledged pursuant to the Pledge Agreement so that all of the securities subject to the Pledge Agreement will be free and clear of all Liens other than the Lien granted to Seller thereunder.
Section 4.03     Additional Agreements.
(a) Buyer and CZ shall comply in all material respects with all applicable Laws in connection with the performance of their respective obligations hereunder and the consummation of the transactions contemplated by this Agreement, including, without limitation, the filing of the Schedule 13E-3 with the SEC, and in connection with any transactions contemplated by the Schedule 13E-3.
(b) Buyer, CZ and Seller agree with the terms set forth on Schedule B attached hereto.
ARTICLE V
 CONDITIONS TO CLOSING

Section 5.01     Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby are subject to the satisfaction or waiver of the following conditions at or prior to the Closing:
(a) The representations and warranties of Seller set forth in this Agreement shall have been true and correct in all respects on and as of the date of this Agreement, and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.
(b) The applicable waiting periods under Rule 13e-3 of the Exchange Act and Schedule 13E-3 shall have expired.
(c) No Law shall have been enacted or promulgated and no order, judgement or decree shall be in effect, in either case, which renders illegal or prohibits the consummation of the transactions contemplated by this Agreement.
(d) Seller shall have delivered to Buyer the deliverables set forth in Section 1.01(b).

Section 5.02     Conditions to Obligations of Seller.  The obligations of Seller to consummate the transactions contemplated hereby are subject to the satisfaction or waiver of the following conditions at or prior to the Closing:
(a) The representations and warranties of Buyer and CZ set forth in this Agreement shall have been true and correct in all respects on and as of the date of this Agreement, and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.
(b) The applicable waiting periods under Rule 13e-3 of the Exchange Act and Schedule 13E-3 shall have expired.
(c) No Law shall have been enacted or promulgated and no order, judgement or decree shall be in effect, in either case, which renders illegal or prohibits the consummation of the transactions contemplated by this Agreement.
(d) Buyer shall have delivered to Buyer the deliverables set forth in Sections 1.02(c) and 1.02(d), the form and substance of which shall be satisfactory to Seller.
ARTICLE VI
 GENERAL PROVISIONS

Section 6.01     Notices.  All notices, demands and other communications hereunder shall be in writing, and shall be deemed to have been duly given if delivered personally or by overnight courier or if mailed by certified mail, return receipt requested, postage prepaid, as follows:
If to Seller, to:
Ramguard LLC
1515 Ormsby Station Court
 Louisville, KY 40223
Attention:  Neil Ramsey

with a copy (which shall not constitute notice), to:

Wyatt, Tarrant & Combs, LLP
500 West Jefferson Street
Suite 2800
 Louisville, Kentucky 40202
Attention: Mark J. Farmer
If to Buyer or CZ, to:

Two Bridge Avenue
Suite 322
Red Bank NJ 07701
Attention:  Christian Zugel

with a copy (which shall not constitute notice), to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention:  John Liftin

Any such notice shall be effective (a) if delivered personally, when received, (b) if sent by overnight courier, when receipted for, or (c) if mailed, five business days after being mailed as described above.

Section 6.02     Entire Agreement.  This Agreement and the Promissory Note constitute the entire agreement among the parties hereto with respect to the transactions contemplated hereby and supersede all prior agreements, understandings, negotiations and discussions, both written and oral, among the parties hereto with respect thereto.

Section 6.03     Amendment and Waiver.  This Agreement may be amended or modified, or any provision hereof may be waived, provided that such amendment, modification or waiver is set forth in a writing executed by Buyer and Seller; provided, that any provision of this Agreement may be waived in writing by the party that will lose the benefit of such provision as a result of such waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.

Section 6.04     Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.  Neither this Agreement nor the obligations hereunder shall be assignable or transferable by (a) Buyer or CZ, without the prior written consent of Seller or (b) Seller, without the prior written consent of Buyer.
Section 6.05     No Third-Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto, any rights or remedies under or by reason of this Agreement.

Section 6.06     CZ Limited Recourse.  The parties acknowledge and agree that, except as otherwise expressly set forth herein, CZ shall not have any liability for any obligations of Buyer under this Agreement.

Section 6.07     Expenses.  All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

Section 6.08     Counterparts. This Agreement may be executed in any number of counterparts (including by means of .pdf format), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Section 6.09     Governing Law; Jurisdiction. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York. Each of the parties irrevocably agrees that any action or proceeding arising out of or relating to this Agreement shall be brought in any New York State or federal court sitting in the Borough of Manhattan in The City of New York (or, if such court lacks subject matter jurisdiction, in any appropriate New York State or federal court).

Section 6.10     Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 6.11     Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each of the parties further hereby waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.  In any litigation arising out of or relating to this Agreement or the transactions contemplated hereby, the prevailing party shall be entitled to recover its legal fees and other costs incurred as a result of or arising out of any breach of this Agreement.

Section 6.12     Further Assurances.  Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have duly executed this Share Purchase Agreement as of the date first above written.

BUYER

Z Acquisition LLC

By:	/s/ Christian Zugel
	Name:	Christian Zugel
	Title:	Managing Member

SELLER

Ramguard LLC

By:	/s/ Neil Ramsey
	Name:	Neil Ramsey
	Title:	Manager

CZ

/s/ Christian Zugel
Christian Zugel

Schedule A

Promissory Note Terms

Principal	$13 million.
Interest	8% per annum, payable quarterly in cash with interest accruing from the Closing Date.
Maturity Date	December 31, 2019 (the “Maturity Date”).
Payment	Bullet payment of unpaid principal and accrued and unpaid interest to be made on the Maturity Date, subject to the below.
Security Interest
For so long as the Promissory Note remains outstanding, Seller will be granted a security interest over (a) all of the equity securities of Buyer, (b) all of the Class A units of Zais Group Parent, LLC owned by CZ and (c) all of the equity securities of the Company and its subsidiaries held directly or indirectly by Buyer, CZ and/or any entity wholly owned by Buyer or CZ. If and to the extent required at any time in order to comply with the federal margin regulations, CZ shall cause Buyer either (x) to provide additional collateral for the outstanding balance of the Promissory Note or (y) prepay a portion of the outstanding balance under the Promissory Note.

Default Provisions
Upon a default, including a payment default and any default by Buyer, the Company or any subsidiary in the payment of any judgment or the payment when due of any indebtedness for borrowed money in the amount of $1 million or more, which remains uncured beyond any applicable grace period, (i) the interest rate on the Promissory Note shall increase to 12.5% and (ii) Seller shall have the right (but not the obligation) to declare all amounts outstanding immediately due and payable and to exercise its security interest in the collateral securing the Promissory Note and to recover collection costs (including reasonable legal fees).

Other Terms
• If after the date of execution of this Agreement and prior to the time that CZ and Buyer and their controlled affiliates and any third parties acting in concert with CZ and Buyer  own the remaining outstanding shares of Class A Common Stock of the Company (such acquisition, a “Take-Private Transaction”), CZ, Buyer or any of their controlled affiliates receives any dividend or distribution from the Company or CZ receives any compensatory payments or distributions in excess of his base salary, an amount equal to the net, after-tax cash proceeds received by CZ, Buyer or any such controlled affiliate, as the case may be, will be used by Buyer to repay outstanding principal under the Promissory Note. After consummation of a Take-Private Transaction  Buyer will cause the Company and the Company’s subsidiaries not to consummate any sale of material assets for a price in excess of $2.5 million, and/or make any compensatory payments or distributions to CZ in excess of his base salary; provided, however, that Seller’s prior written consent will not be required if an amount equal to the net, after-tax cash proceeds of any such sale of assets will be distributed by the Company and or its subsidiaries to their equity owners  and an amount equal to the net, after-tax proceeds of any such sale of assets or compensatory payment or distribution received by CZ, Buyer or any of their controlled affiliates (other than the  Company and its subsidiaries) will be used by Buyer to repay outstanding principal under the Promissory Note. In addition, after consummation of a Take-Private Transaction, Buyer will not (i) enter into any agreement that would cause a change in control transaction or sale of a majority or more of the Class A common stock of the Company or (ii) make any distributions to its equity owners other than tax distributions until such time that the unpaid principal and any accrued and unpaid interest under the Promissory Note has been paid off.

• In the event that CZ at any time is no longer an employee or officer of the Company, or is no longer the controlling shareholder of the Company and/or Buyer, the unpaid principal and accrued and unpaid interest under the Promissory Note shall be immediately due and payable.

• In the event that after the date hereof CZ or any entity (other than Buyer) wholly owned directly or indirectly by CZ acquires any shares of the Company other than the Target Shares, CZ will cause such entity to become subject to the terms of the Promissory Note to the same extent as Buyer and to provide collateral with the same obligations (including pledging obligations) as Buyer.

• All unpaid principal and accrued and unpaid interest under the Promissory Note may be paid in full or in part at the election of CZ (x) on any quarterly interest payment date occurring on or after the date the purchase price payable by CZ pursuant to Section 1.02 of the Agreement has been paid in full or (y) at any time in order to comply with the last sentence set forth under “Security Interest” above.

Schedule B

Additional Agreements

In the event that within one (1) year after the execution of this Agreement, Buyer, CZ or any of their respective controlled affiliates enters into a definitive agreement with the Company or commences a tender offer recommended by the Company’s board for a Take-Private Transaction at a price per share in excess of $4.00, each of the cash consideration amounts paid or payable to Seller and the initial principal amount of the Promissory Note shall be adjusted on a pro rata basis, with effect from Closing, such that Seller shall have received (or be entitled to receive) such greater per share consideration amount. A similar adjustment in the price payable for the Target Shares will be made if within the one (1) year period after this Agreement is executed, there is a change in control transaction or sale of a majority or more of the Class A common stock of the Company at a price per share in excess of $4.00.